Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-122619

333-122619-01

333-122619-02

333-122619-03

333-122619-04

333-122619-05

333-122619-06

333-122619-07

333-122619-08

333-122619-09

333-122619-10

333-122619-12

333-122619-13

333-122619-14

333-122619-15

333-122619-16

333-122619-17

333-122619-18

333-122619-19

333-122619-20

333-122619-21

333-122619-22

333-122619-23

333-122619-24

333-122619-25

PROSPECTUS SUPPLEMENT NO. 8

(To Prospectus dated February 11, 2005, as supplemented by Prospectus Supplement No. 1 dated March 18, 2005, Prospectus Supplement No. 2 dated May 9, 2005, Prospectus Supplement No. 3 dated August 9, 2005, Prospectus Supplement No. 4 dated September 16, 2005, Prospectus Supplement No. 5 dated October 11, 2005, Prospectus Supplement No. 6 dated October 20, 2005 and Prospectus Supplement No. 7 dated October 24, 2005)

ACCELLENT CORP.

$175,000,000

SERIES B 10% SENIOR SUBORDINATED NOTES DUE 2012

Recent Developments

This Prospectus Supplement contains the quarterly report on Form 10-Q of Accellent Corp. for the quarterly period ended September 30, 2005 filed with the Securities and Exchange Commission on November 1, 2005 and certain other supplemental information regarding Accellent Corp.

This Prospectus Supplement, together with the Prospectus dated February 11, 2005, as supplemented by Prospectus Supplement No. 1 dated March 18, 2005, Prospectus Supplement No. 2 dated May 9, 2005, Prospectus Supplement No. 3 dated August 9, 2005, Prospectus Supplement No. 4 dated September 16, 2005, Prospectus Supplement No. 5 dated October 11, 2005, Prospectus Supplement No. 6 dated October 20, 2005 and Prospectus Supplement No. 7 dated October 24, 2005, will be used by Credit Suisse First Boston LLC and its affiliates in connection with offers and sales in market-making transactions in the notes effected from time to time. Credit Suisse First Boston LLC may act as principal or agent in such transactions. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from the sale of such securities.

The date of this Prospectus Supplement is November 2, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2005

Commission File Number: 333-118675

Accellent Corp.

(Exact name of registrant as specified in its charter)

Colorado	91-2054669
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

200 West 7th Avenue
Collegeville, Pennsylvania	19426-0992
(Address of registrant’s principal executive offices)	(Zip code)

Registrant’s Telephone Number, Including Area Code: (610) 489-0300

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒      No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes  ☐      No  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐      No  ☒

As of November 1, 2005, 100 shares of the Registrant’s common stock were outstanding.  The registrant is a wholly owned subsidiary of Accellent Inc.

Table of Contents

PART I	FINANCIAL INFORMATION

	ITEM 1.	Financial Statements
Unaudited Condensed Consolidated Balance Sheets
Unaudited Condensed Consolidated Statements of Operations
Unaudited Condensed Consolidated Statements of Cash Flows
Notes to Unaudited Condensed Consolidated Financial Statements

	ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

	ITEM 3.	Quantitative and Qualitative Disclosures About Market Risk

	ITEM 4.	Controls and Procedures

PART II	OTHER INFORMATION

	ITEM 6.	Exhibits

Signatures

PART I.   FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

ACCELLENT CORP.

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2005 and December 31, 2004

(in thousands)

	September 30, 2005	December 31, 2004
Assets
Current assets:
Cash and cash equivalents	$7,388	$16,004
Accounts receivable, net of allowances of $2,067 and $2,909, respectively	56,561	48,354
Inventories	61,393	58,014
Prepaid expenses and other	2,706	3,471
Total current assets	128,048	125,843
Property and equipment, net	96,102	85,945
Goodwill	284,879	289,461
Intangibles, net	83,654	81,874
Deferred financing costs and other assets	15,985	17,106
Total assets	$608,668	$600,229
Liabilities and stockholder’s equity
Current liabilities:
Current portion of long-term debt	$1,961	$1,961
Accounts payable	20,218	20,447
Accrued payroll and benefits	12,143	13,011
Accrued interest	3,741	10,575
Accrued expenses, other	19,677	26,986
Total current liabilities	57,740	72,980
Notes payable and long-term debt	372,663	366,091
Other long-term liabilities	25,255	23,667
Total liabilities	455,658	462,738
Redeemable and convertible preferred stock of parent company	—	30
Stockholder’s equity:
Common stock, par value $.01 per share, 1,000 shares authorized and 100 shares issued and outstanding	—	—
Additional paid-in capital	205,750	201,348
Accumulated other comprehensive income	928	1,716
Accumulated deficit	(53,668)	(65,603)
Total stockholder’s equity	153,010	137,461
Total liabilities and stockholder’s equity	$608,668	$600,229

The accompanying notes are an integral part of these financial statements.

ACCELLENT CORP.

Unaudited Condensed Consolidated Statements of Operations

For the three and nine months ended September 30, 2005 and 2004

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net sales	$116,655	$100,338	$340,253	$212,485
Cost of sales	79,758	77,497	234,122	155,155
Gross profit	36,897	22,841	106,131	57,330
Selling, general and administrative expenses	18,547	14,106	49,539	30,681
Research and development expenses	866	847	2,294	2,023
Restructuring and other charges	1,185	2,107	3,824	2,107
Amortization of intangibles	1,572	1,487	4,660	3,937
Income from operations	14,727	4,294	45,814	18,582
Interest expense, net	7,970	7,382	23,731	19,397
Other (income) expense, including debt prepayment penalties of $3,295 for the nine months ended September 30, 2004	(42)	19	105	3,284
Income (loss) before income taxes	6,799	(3,107)	21,978	(4,099)
Income tax expense	3,930	1,284	10,045	2,341
Net income (loss)	2,869	(4,391)	11,933	(6,440)
Dividends on redeemable and convertible preferred stock of parent company	—	—	—	(8,201)
Net income (loss) available to common stockholder	$2,869	$(4,391)	$11,933	$(14,641)

The accompanying notes are an integral part of these financial statements.

ACCELLENT CORP.

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2005 and 2004

(in thousands)

	Nine Months Ended September 30,
	2005	2004
OPERATING ACTIVITIES:
Net income (loss)	$11,933	$(6,440)
Cash provided by operating activities:
Depreciation and amortization	16,062	11,289
Amortization of debt discounts and non-cash interest accrued	2,002	6,942
Deferred income taxes	6,532	993
Non-cash compensation charge	3,556	161
Loss (gain) on disposal of assets	310	(114)
Changes in operating assets and liabilities, net of business acquired:
Increase in accounts receivable	(7,379)	(5,816)
Increase in inventories	(2,462)	(6,435)
Decrease in prepaid expenses and other	790	898
(Decrease) increase in accounts payable and accrued expenses	(9,874)	4,701
Net cash provided by operating activities	21,470	6,179
INVESTING ACTIVITIES:
Purchase of property, plant & equipment	(15,586)	(8,718)
Proceeds from sale of assets	61	1,402
Acquisition of business	(20,098)	(214,001)
Net cash used in investing activities	(35,623)	(221,317)
FINANCING ACTIVITIES:
Proceeds from long-term debt	8,000	372,000
Principal payments on long-term debt	(1,473)	(184,547)
Capital contributions from parent	30	67,862
Redemption and repurchase of redeemable and convertible preferred stock of parent	(30)	(12,563)
Dividends paid on redeemable and convertible preferred stock of parent company	—	(8,201)
Deferred financing fees	(826)	(15,968)
Net cash provided by financing activities	5,701	218,583
EFFECT OF EXCHANGE RATE CHANGES IN CASH:	(164)	(16)
(Decrease) increase in cash and cash equivalents	(8,616)	3,429
Cash and cash equivalents at beginning of period	16,004	3,974
Cash and cash equivalents at end of period	$7,388	$7,403
Supplemental disclosure of non-cash investing activities:
Cash paid for businesses acquired
Working capital net of cash acquired of $14,304 in 2004	$1,888	$3,489
Property, plant and equipment	5,241	44,822
Goodwill and intangible assets	11,102	198,047
Long-term liabilities	(43)	(41,506)
Change in accrued expenses for acquisitions related to earn-out and expense payments	1,910	9,149
	$20,098	$214,001

Property, plant and equipment acquired through long-term lease	$392	$—

The accompanying notes are an integral part of these financial statements.

ACCELLENT CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2005

1.  Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Accellent Corp. (“the Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements and the instructions to Form 10-Q and Regulation S-X. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the results that may be expected for the fiscal year as a whole. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K filed on March 15, 2005 with the Securities and Exchange Commission (File No. 333-118675) for the year ended December 31, 2004.

The Company changed its name from Medical Device Manufacturing, Inc. to Accellent Corp. on May 4, 2005.  The Company is a wholly owned subsidiary of Accellent Inc. (“Parent”).  Parent is a holding company with no operations and whose only asset is the stock of the Company.  Proceeds from the issuance of debt and sale of stock of Parent are used by the Company for its acquisitions of its subsidiaries. Additionally, the proceeds of the Company’s issuance of $175.0 million of 10% Senior Subordinated Notes due July 15, 2012 (the “Senior Subordinated Notes”) were used to retire all of the senior notes of Parent. Accordingly, in compliance with provisions of Staff Accounting Bulletin 54 (Topic 5-J, Question 3), the accompanying financial statements reflect the push down of Parent’s debt, related interest expense, debt issuance costs, the Class B-1 and B-2 Redeemable and Convertible Preferred Stock, and the Class C 8% Redeemable Preferred Stock and related dividends. The Parent debt pushed down to the Company is included in its consolidated balance sheets as long-term debt. The Parent Class B-1 and B-2 Redeemable and Convertible Preferred Stock, and the Class C 8% Redeemable Preferred Stock pushed down to the Company is included in its consolidated balance sheets as redeemable and convertible preferred stock of parent company.   The Class B-1 Redeemable and Convertible Preferred Stock were redeemed in September 2004.  The Class B-2 Redeemable and Convertible Preferred Stock were redeemed in June 2005.  Parent has also raised capital from the sale of common stock, Class A-1 through A-8 5% Convertible Preferred Stock, Class AA Convertible Preferred Stock and warrants exercisable for Class AB Convertible Preferred Stock. The proceeds from the common stock, Class A-1 through A-8 5% Convertible Preferred Stock, Class AA Convertible Preferred Stock and warrants exercisable for Class AB Convertible Preferred Stock have been advanced to the Company and reflected in its consolidated balance sheets as additional paid-in capital since the Company is under no obligation to repay these amounts. Any costs incurred by Parent for the benefit of the Company have been fully allocated to the Company.   Parent does not incur any common expenses for the benefit of both Parent and the Company, therefore, no common expenses are allocated from Parent to the Company.  For the nine months ended September 30, 2004, Parent pushed down to the Company interest expense, including debt issuance costs, and debt prepayment penalties of $6.7 million.  Parent did not incur any interest expense or debt prepayment penalties for the nine months ended September 30, 2005.

The Company’s operating results have been included in Parent’s consolidated United States and state income tax returns and in tax returns of certain foreign subsidiaries.  The provision for income taxes in the Company’s financial statements has been determined on a separate return basis.  Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts.  No formal tax sharing agreement exists between the Company and Parent.

Stock-based compensation

The Company accounts for stock options issued by Parent to employees of the Company using the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Had the Company elected to recognize compensation expense for the granting of Parent options under Parent stock option plans based on the fair values at the grant dates consistent with the methodology prescribed by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation,” pro forma net income (loss) would have been reported as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Net income (loss):
As reported	$2,869	$(4,391)	$11,933	$(6,440)
Add total stock compensation expense, net of tax, included in income (loss) as reported	2,653	42	3,477	127
Less total stock compensation expense—fair value method net of tax	(3,117)	(425)	(4,698)	(1,127)
Pro forma net income (loss)	$2,405	$(4,774)	$10,712	$(7,440)

Stock compensation expense, net of tax, included in net income as reported for the three and nine month periods ended September 30, 2005 includes a charge of $2,001,000 and $2,747,000, respectively, to increase the Company’s liability for phantom stock plans due to the increase in value of Parent’s common stock.

2.  Acquisitions:

On June 30, 2004, the Company acquired MedSource Technologies, Inc. (“MedSource”).  The MedSource acquisition was accounted for as a purchase and accordingly the results of operations include MedSource’s results beginning June 30, 2004. MedSource is an engineering and manufacturing services provider to the medical device industry. The purchase price was $219.7 million, consisting of $208.8 million in cash for the purchase of common stock and the cash out of options and warrants, and $10.9 million of transaction fees. The purchase was financed by a combination of new debt and equity as discussed in notes 6 and 8. In addition, the then existing indebtedness of MedSource equal to $36.1 million plus related accrued interest was repaid in conjunction with the acquisition. The Company estimates that it will incur $17.4 million for integration and other liabilities.

The purchase price for the MedSource acquisition was allocated as follows (in thousands):

Inventories	$27,707
Accounts receivable	24,782
Prepaid expenses and other current assets	702
Property and equipment	44,144
Goodwill	160,297
Intangible and other assets	19,938
Current liabilities	(30,304)
Debt assumed	(36,131)
Other long-term liabilities	(5,736)
Cash paid, net of cash acquired of $14,304	$205,399

The decrease in goodwill for the nine months ended September 30, 2005 is primarily related to the reduction in accrued integration and restructuring costs for MedSource as discussed in Note 3, and the expected utilization of tax benefits acquired from MedSource as discussed in Note 7.

On September 12, 2005, the Company acquired substantially all of the assets of Campbell Engineering, Inc. (“Campbell”) and certain real property owned by the shareholders of Campbell and used by Campbell in the conduct of its business.   The Campbell acquisition was accounted for as a purchase and accordingly the results of operations include Campbell’s results beginning September 12, 2005.   Campbell is an engineering and manufacturing firm providing design, analysis, precision fabrication, assembly and testing of primarily orthopaedic implants and instruments.  The purchase price at closing was $18.2 million, all of which was paid in cash.    An additional $12.0 million of consideration will be paid, if at all, pursuant to an earn out arrangement contingent upon the 2005 and 2006 full year financial performance of the acquired business.    Any additional amounts paid under earn out provisions will be recorded as in increase to the purchase price allocated to goodwill at the time the payment is earned.

The Company has preliminarily identified the tangible and intangible assets as well as the liabilities assumed in the Campbell acquisition.  The final purchase price allocation could vary from the preliminary allocation.  The preliminary purchase price allocation for the Campbell acquisition was as follows (in thousands):

Inventories	$1,401
Accounts receivable	1,111
Prepaid expenses and other current assets	21
Property and equipment	5,241
Goodwill	4,662
Intangible and other assets	6,440
Current liabilities	(645)
Debt assumed	(43)
Total purchase price	$18,188

The Company determines the value and potential purchase price of target acquisition companies based on multiples of future cash flow. These cash flow projections may include an estimate of improved cash flow performance as compared to historical performance of the target acquisition company based on projected synergies. The value of the acquired company based on our cash flow analysis may differ significantly from the carrying value of the acquired net assets, resulting in an allocation of a significant portion of the purchase price to goodwill.

The following unaudited pro forma consolidated financial information reflects the purchase of MedSource and Campbell assuming the acquisitions had occurred as of the beginning of each period. This unaudited pro forma information has been provided for informational purposes only and is not necessarily indicative of the results of operations or financial condition that actually would have been achieved if the acquisitions had been on the dates indicated, or that may be reported in the future (in thousands):

	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Net sales	$348,542	$314,080
Net income (loss)	12,530	115

The pro forma net income for the nine months ended September 30, 2004 includes $2.3 million of restructuring charges recognized by MedSource.

3.  Restructuring and Other Charges:

In connection with the MedSource acquisition, the Company identified $17.2 million of costs associated with eliminating duplicate positions and plant consolidations, which is comprised of $9.7 million in severance payments and $7.5 million in lease termination and other contract termination costs.   Severance payments relate to approximately 520 employees in manufacturing, selling and administration and are expected to be paid by the end of fiscal year 2007. All other costs are expected to be paid by 2018.  The costs of these plant consolidations were reflected in the purchase price of MedSource in accordance with the FASB Emerging Issues Task Force (“EITF”)  No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.  These costs include estimates to close facilities and consolidate manufacturing capacity, and are subject to change based on the actual costs incurred to close these facilities.  Changes to these estimates could increase or decrease the amount of the purchase price allocated to goodwill in the near term.  During the first nine months of fiscal year 2005, the Company decreased the estimated liability for the MedSource facilities consolidation by $4.3 million, resulting in a decrease to the purchase price allocation to goodwill in the same amount.

The Company recognized an additional $3.8 million of restructuring charges and acquisition integration costs during the first nine months of fiscal year 2005, including $1.2 million of severance costs and $2.1 million of other exit costs including costs to move production processes from five facilities that are closing to other production facilities of the Company.  In addition to the

$3.3 million in restructuring charges incurred during first nine months of fiscal year 2005, the Company incurred $0.5 million of costs for the integration of MedSource.

The following table summarizes the recorded accruals and activity related to the restructuring activities (in thousands):

	Employee costs	Other costs	Total
Balance as of December 31, 2004	$7,764	$9,913	$17,677
Adjustment to planned plant closure and severance costs for the MedSource integration (reduction to the purchase price allocated to goodwill)	(1,932)	(2,387)	(4,319)
Restructuring and integration charges incurred	1,191	2,633	3,824
Paid year-to-date	(3,886)	(3,080)	(6,966)
Balance September 30, 2005	$3,137	$7,079	$10,216

4.  Comprehensive Income:

Comprehensive income (loss) represents net income plus the results of any stockholder’s equity changes related to currency translation.  For the three and nine months ended September 30, 2005 and 2004, the Company reported comprehensive income of (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Net income (loss)	$2,869	$(4,391)	$11,933	$(6,440)
Cumulative translation adjustments	(85)	112	(788)	(91)
Comprehensive income (loss)	$2,784	$(4,279)	$11,145	$(6,531)

5.  Inventories:

Inventories at September 30, 2005 and December 31, 2004 consisted of the following (in thousands):

	September 30, 2005	December 31, 2004
Raw materials	$22,174	$20,939
Work-in-process	23,979	24,068
Finished goods	15,240	13,007
Total	$61,393	$58,014

6.  Short-term and long-term debt:

Long-term debt at September 30, 2005 and December 31, 2004 consisted of the following (in thousands):

	September 30, 2005	December 31, 2004
Senior secured credit facility term loans, interest at 6.09% at September 30, 2005 and 5.28% at December 31, 2004	$191,575	$193,030
Senior secured credit facility revolving credit facility loans, interest at 6.84% at September 30, 2005	8,000	—
Senior Subordinated Notes maturing July 15, 2012, interest at 10%	175,000	175,000
Capital lease obligations	49	22
Total debt	374,624	368,052
Less current portion	(1,961)	(1,961)
Long-term debt, excluding current portion	$372,663	$366,091

The Company’s Senior Secured Credit Facility dated June 30, 2004 and as amended on March 25, 2005 (the “Credit Agreement”) includes $194.0 million of term loans and up to $40.0 million available under the revolving credit facility.  Additionally, the Company may borrow up to $50.0 million in additional term loans, with the approval of participating lenders.  The interest rate applicable to the term loans is as follows:  on base rate loans from base rate (generally the applicable prime lending rate of Credit Suisse First Boston, as announced from time to time) plus 2.00% to base rate plus 1.25%, on euro dollar rate loans from LIBOR plus 3.00% to LIBOR plus 2.25%.  Principal payments are due in the amounts of $1.9 million per year plus, beginning in 2006, 75% of Excess Cash Flow, as defined by the Credit Agreement. The balance is due June 30, 2010.  As of September 30, 2005, $5.8 million of the revolving credit facility was supporting the Company’s letters of credit and $8.0 million was borrowed, leaving $26.2 million available.

In connection with the acquisition of Campbell on September 12, 2005, the Company used $8.0 million of its revolving credit facility (the “Revolving Loan”) under the Credit Agreement to fund part of the acquisition. The Revolving Loan is a euro dollar rate loan accruing interest at an annual rate equal to LIBOR plus 3.00%.  The Revolving Loan matures on June 30, 2010.

The Company incurred $0.8 million in fees in connection with the amendment of the Credit Agreement during the first nine months of fiscal year 2005, which will be amortized to interest expense over the remaining term of the Credit Agreement. Also in connection with the amendment, the Company wrote off deferred financing costs resulting in a charge to interest expense of $0.2 million for the first six months of fiscal year 2005.

On June 30, 2004, the Company issued $175.0 million in aggregate principal amount of Senior Subordinated Notes.  Interest on the Senior Subordinated Notes is payable on January 15th and July 15th of each year.

The Company’s debt agreements contain various covenants, including minimum cash flow (as defined therein), debt service coverage ratios and maximum capital spending limits. In addition, the debt agreements restrict the Company from paying dividends and making certain investments.  The covenants and restrictions of the indenture governing the Senior Subordinated Notes apply only to the Company and not Parent.  All covenants and restrictions under the Credit Agreement apply to the Company, and the covenants and restrictions other than financial covenants apply to Parent.

As of September 30, 2005, the Company and Parent were in compliance with their respective covenants under the Credit Agreement and the Senior Subordinated Notes.

7.  Income taxes:

Income tax expense for the nine months ended September 30, 2005 was $10.0 million on pre-tax income of $22.0 million, or 45.7% of pre-tax income.  The effective rate is higher than the statutory rate primarily due to $6.5 million in charges for non-cash deferred income taxes, including $5.2 million for tax benefits acquired from MedSource which have been credited to goodwill and not benefited in the statement of operations and $1.3 million of charges for the different book and tax treatment for goodwill. The remaining $3.5 million of income tax expense for the nine months ended September 30, 2005 includes $3.3 million for certain state and foreign income taxes and $0.2 million for domestic federal income taxes.  The Company expects to offset most of its 2005 domestic federal income taxes with net operating loss carryforwards.   For the nine months ended September 30, 2004, the Company recorded a tax provision of $2.3 million on a pre-tax net loss of $4.1 million, primarily due to provisions for certain state and foreign income taxes.

8.  Capital Stock and Redeemable Preferred Stock:

The Company has 1,000 shares of common stock authorized and 100 shares issued and outstanding, $.01 per value per share.  All shares are owned by Parent.

The Company has received proceeds from the sale of permanent equity by Parent. The proceeds received by the Company from inception to September 30, 2005 amounted to $205.8 million and are included in additional paid-in capital. The Company is under no obligation to repay these amounts to Parent. For a further discussion of the equity instruments of Parent, see Notes 10 and 11 of the consolidated financial statements included in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.

The following table summarizes the amounts recorded as additional paid-in capital and redeemable convertible preferred stock of Parent for the nine months ended September 30, 2005 (in thousands):

	Additional paid-in capital	Redeemable and convertible preferred stock of Parent
Beginning balance, January 1, 2005	$201,348	$30
Amortization of stock-based compensation	729	—
Compensation charge associated with phantom stock plans of Parent	29	—
Capital contribution from Parent	3,644	—
Redemption of redeemable and convertible preferred stock of Parent	—	(30)
Ending balance, September 30, 2005	$205,750	$—

During the nine months ended September 30, 2005, the outstanding shares of Class B-2 Redeemable and Convertible Preferred Stock of Parent were redeemed for the carrying value of $30,000.  In addition, Parent issued 244,832 shares of its Class A-7 5% Convertible Preferred Stock to the former owners of Venusa in connection with Venusa achieving certain earn-out targets for fiscal year 2004. The Company recorded a contribution to capital of $3.6 million to reflect the issuance of these shares to the former owners of Venusa.  There are no additional earn-out provisions relating to the Venusa acquisition.

In July 2005, the Board of Directors of Parent approved the grant of 609,237 shares of its restricted common stock to certain members of the Company’s management.  The shares vest 100% on the four year anniversary from the date of grant.  The Company is recording compensation expense of $10.0 million over the vesting period of the restricted shares, or 48 months, resulting in a quarterly compensation charge to Selling, General and Administrative expense, or SG&A, of $624,000 starting in July 2005.  Also in July 2005, the Board of Directors of Parent approved the grant of 281,152 stock options to certain members of the Company’s management at option prices that are below the fair market value of the underlying common stock.  The Company is recording compensation expense of $2.3 million over the vesting period of the stock options, or 60 months, resulting in a quarterly compensation charge to SG&A of $115,000 starting in July 2005.

9.  Pension Plans:

Effective January 1, 2004, the Company adopted SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits. This standard requires the disclosure of the components of net periodic benefit cost recognized during interim periods.  Components on net periodic pension cost for the three and nine months ended September 30, 2005 and 2004 were as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Service cost	$23	$19	$70	$57
Interest cost	34	32	104	97
Expected return of plan assets	(14)	(14)	(44)	(42)
Recognized net actuarial loss	11	6	35	17
	$54	$43	$165	$129

Assuming that the actual return on plan assets is consistent with the expected annualized rate of 7.0% for the remainder of fiscal year 2005, and that interest rates remain constant, the Company would be required to make total contributions to its pension plans of $74,000 for fiscal year 2005.

10.  Subsequent Events:

On October 6, 2005, the Company purchased 100% of the outstanding membership interests in Machining Technology Group, LLC (“MTG”), an Arlington, Tennessee based privately held manufacturing and engineering company specializing in rapid prototyping and manufacturing of specialized orthopaedic implants and instruments for the orthopaedic industry.  The purchase price was $50.2 million which was paid in cash of $34.0 million and shares of Parent’s Class A-9 5% Convertible Preferred Stock valued at $16.2 million.  An additional $6.0 million of consideration will be paid, if at all, pursuant to an earn out arrangement payable contingent upon the 2006 full year financial performance of MTG.  If the earn out arrangement is earned, the payment would be expected to be made in the second quarter of 2007.  The closing cash payment was funded with a combination of approximately $21.5 million of proceeds received from a draw on the Company’s existing revolving credit facility pursuant to the Credit Agreement, and approximately $12.5 million of proceeds received from the utilization of the term loan facility provided for under the Credit Agreement.  Following the acquisition, the total amount available to be drawn on the revolving credit facility was approximately $4.7 million, net of approximately $5.8 million of letters of credit outstanding that reduced the amounts available under the revolving credit facility.

On October 7, 2005, Parent signed a definitive agreement and plan of merger (the “Merger Agreement”) with an affiliate of Kohlberg Kravis Roberts & Co. L.P. (the “KKR Affiliate”).  In addition, the KKR Affiliate, Parent and certain stockholders of Parent executed a voting agreement in which the stockholders agreed to vote their shares in favor of the merger.  The Company anticipates that it will refinance existing debt, including its Credit Facility and its existing Senior Subordinated Notes, in connection with the closing of the merger.

On October 21, 2005, the Company commenced a cash tender offer and consent solicitation for any and all of the outstanding Senior Subordinated Notes (the “Offer”).  The consents of the holders of the outstanding Senior Subordinated Notes are being solicited to eliminate substantially all of the restrictive and reporting covenants, certain events of default and certain other provisions in the indenture governing the Senior Subordinated Notes.

The pending merger with the KKR Affiliate (the “Merger”), is subject to various customary conditions, including adoption of the merger agreement by Parent’s stockholders, the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the absence of certain legal impediments, the receipt of certain regulatory approvals and the receipt of debt and equity financings. If all of the other conditions to the Merger are satisfied, under the terms of the existing financing commitment letters, Parent can consummate the Merger even if the Offer is not consummated and the requisite consents, as defined in the Offer, are not obtained through a covenant defeasance of the Senior Subordinated Notes in accordance with the terms of the Senior Subordinated Notes.  If the Merger is not consummated, the Company will not purchase any of the Senior Subordinated Notes tendered pursuant to the Offer or cause the proposed amendments in the Offer to become operative.

11.  Supplemental Guarantor Condensed Consolidating Financial Statements:

In connection with the Company’s issuance of its Senior Subordinated Notes, all of its domestic subsidiaries (the “Subsidiary Guarantors”) guaranteed on a joint and several, full and unconditional basis, the repayment by the Company of such notes. Certain foreign subsidiaries of the Company (the “Non-Guarantor Subsidiaries”) have not guaranteed such indebtedness.

The following tables present the unaudited consolidating statements of operations for the three and nine months ended September 30, 2005 and September 30, 2004 of the Company (“Holdings”), the Subsidiary Guarantors and the Non-Guarantor Subsidiaries, the unaudited condensed consolidating balance sheets as of September 30, 2005 and December 31, 2004, and cash flows for the nine months ended September 30, 2005 and September 30, 2004.

Consolidating Statements of Operations

Three months ended September 30, 2005 (in thousands):

	Holdings	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$111,609	$5,225	$(179)	$116,655
Cost of sales	—	76,905	3,032	(179)	79,758
Selling, general and administrative expenses	2,917	15,001	629	—	18,547
Research and development expenses	—	752	114	—	866
Restructuring and other charges	—	1,145	40	—	1,185
Amortization of intangibles	—	1,572	—	—	1,572
Income (loss) from operations	(2,917)	16,234	1,410	—	14,727
Interest expense	7,943	27	—	—	7,970
Other expense (income)	—	95	(137)	—	(42)
Equity in earnings of affiliates	11,450	1,286	—	(12,736)	—
Income tax expense (benefit)	(2,279)	5,948	261	—	3,930
Net income	$2,869	$11,450	$1,286	$(12,736)	$2,869

Consolidating Statements of Operations

Three months ended September 30, 2004 (in thousands):

	Holdings	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$96,491	$4,239	$(392)	$100,338
Cost of sales	—	75,143	2,746	(392)	77,497
Selling, general and administrative expenses	63	13,378	665	—	14,106
Research and development expenses	—	772	75	—	847
Restructuring and other charges	—	2,107	—	—	2,107
Amortization of intangibles	—	1,487	—	—	1,487
Income (loss) from operations	(63)	3,604	753	—	4,294
Interest expense (income)	7,393	(84)	73	—	7,382
Other expense (income)	—	33	(14)	—	19
Equity in earnings of affiliates	2,481	634	—	(3,115)	—
Income tax expense (benefit)	(584)	1,808	60	—	1,284
Net income (loss)	$(4,391)	$2,481	$634	$(3,115)	$(4,391)

Consolidating Statements of Operations

Nine months ended September 30, 2005 (in thousands):

	Holdings	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$326,707	$14,006	$(460)	$340,253
Cost of sales	—	226,176	8,406	(460)	234,122
Selling, general and administrative expenses	3,798	43,998	1,743	—	49,539
Research and development expenses	—	2,023	271	—	2,294
Restructuring and other charges	—	3,697	127	—	3,824
Amortization of intangibles	—	4,660	—	—	4,660
Income (loss) from operations	(3,798)	46,153	3,459	—	45,814
Interest expense (income)	23,648	76	7	—	23,731
Other expense (income)	—	315	(210)	—	105
Equity in earnings of affiliates	30,399	2,457	—	(32,856)	—
Income tax expense (benefit)	(8,980)	17,820	1,205	—	10,045
Net income (loss)	$11,933	$30,399	$2,457	$(32,856)	$11,933

Consolidating Statements of Operations

Nine months ended September 30, 2004 (in thousands):

	Holdings	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$201,637	$11,577	$(729)	$212,485
Cost of sales	—	148,134	7,750	(729)	155,155
Selling, general and administrative expenses	174	28,565	1,942	—	30,681
Research and development expenses	—	1,824	199	—	2,023
Restructuring and other charges	—	2,107	—	—	2,107
Amortization of intangibles	—	3,937	—	—	3,937
Income (loss) from operations	(174)	17,070	1,686	—	18,582
Interest expense (income)	19,359	(169)	207	—	19,397
Other expense (income)	3,295	67	(78)	—	3,284
Equity in earnings of affiliates	11,490	1,420	—	(12,910)	—
Income tax expense (benefit)	(4,898)	7,102	137	—	2,341
Net income (loss)	$(6,440)	$11,490	$1,420	$(12,910)	$(6,440)

Condensed Consolidating Balance Sheets

September 30, 2005 (in thousands):

	Holdings	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$7,519	$(1,445)	$1,314	$—	$7,388
Receivables, net	—	54,195	2,425	(59)	56,561
Inventories	—	58,685	2,708	—	61,393
Prepaid expenses and other	—	2,554	152	—	2,706
Total current assets	7,519	113,989	6,599	(59)	128,048
Property, plant and equipment, net	—	90,995	5,107	—	96,102
Intercompany receivable (payable)	(56,311)	54,168	2,143	—	—
Investment in subsidiaries	550,661	8,430	—	(559,091)	—
Goodwill	1,877	283,002	—	—	284,879
Intangibles, net	—	83,654	—	—	83,654
Deferred financing costs and other assets	15,583	377	25	—	15,985
Total assets	$519,329	$634,615	$13,874	$(559,150)	$608,668

Current portion of long-term debt	$1,940	$21	$—	$—	$1,961
Accounts payable	—	19,159	1,118	(59)	20,218
Accrued liabilities	(17,349)	50,101	2,809	—	35,561
Total current liabilities	(15,409)	69,281	3,927	(59)	57,740
Note payable and long-term debt	372,635	28	—	—	372,663
Other long-term liabilities	9,093	14,645	1,517	—	25,255
Total liabilities	366,319	83,954	5,444	(59)	455,658
Equity	153,010	550,661	8,430	(559,091)	153,010
Total liabilities and equity	$519,329	$634,615	$13,874	$(559,150)	$608,668

Condensed Consolidating Balance Sheets

December 31, 2004 (in thousands):

	Holdings	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$12,267	$2,438	$1,299	$—	$16,004
Receivables, net	—	46,805	1,549	—	48,354
Inventories	—	55,686	2,328	—	58,014
Prepaid expenses and other	—	3,299	172	—	3,471
Total current assets	12,267	108,228	5,348	—	125,843
Property, plant and equipment, net	—	80,907	5,038	—	85,945
Intercompany receivable (payable)	(15,713)	15,189	—	524	—
Investment in subsidiaries	502,862	6,571	—	(509,433)	—
Goodwill	7,116	282,345	—	—	289,461
Intangibles, net	—	81,874	—	—	81,874
Deferred financing costs and other assets	16,815	320	(29)	—	17,106
Total assets	$523,347	$575,434	$10,357	$(508,909)	$600,229

Current portion of long-term debt	$1,940	$21	$—	$—	$1,961
Accounts payable	14	19,346	1,087	—	20,447
Accrued liabilities	12,865	36,115	1,592	—	50,572
Total current liabilities	14,819	55,482	2,679	—	72,980
Note payable and long-term debt	366,090	1	—	—	366,091
Other long-term liabilities	4,947	17,089	1,107	524	23,667
Total liabilities	385,856	72,572	3,786	524	462,738
Redeemable and convertible preferred stock of parent	30	—	—	—	30
Equity	137,461	502,862	6,571	(509,433)	137,461
Total liabilities and equity	$523,347	$575,434	$10,357	$(508,909)	$600,229

Consolidating Statements of Cash Flows

Nine months ended September 30, 2005 (in thousands):

	Holdings	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(32,477)	$51,112	$2,835	$—	$21,470
Cash flows from investing activities:	—
Capital expenditures	—	(14,692)	(894)	—	(15,586)
Transferred assets	—	201	(201)	—	—
Proceeds from sale of equipment	—	61	—	—	61
Acquisitions, net of cash acquired	(20,098)	—	—	—	(20,098)
Net cash used in investing activities	(20,098)	(14,430)	(1,095)	—	(35,623)
Cash flows from financing activities:
Proceeds from debt	8,000	—	—	—	8,000
Repayments	(1,455)	(18)	—	—	(1,473)
Intercompany advances	42,108	(40,489)	(1,619)	—	—
Redemption of redeemable and convertible preferred stock of parent	(30)	—	—	—	(30)
Capital contributions from parent	30	—	—	—	30
Deferred financing fees	(826)	—	—	—	(826)
Cash flows (used in) provided by financing activities	47,827	(40,507)	(1,619)	—	5,701
Effect of exchange rate changes in cash	—	(58)	(106)	—	(164)
Net decrease in cash and cash equivalents	(4,748)	(3,883)	15	—	(8,616)
Cash and cash equivalents, beginning of period	12,267	2,438	1,299	—	16,004
Cash and cash equivalents, end of period	$7,519	$(1,445)	$1,314	$—	$7,388

Consolidating Statements of Cash Flows

Nine months ended September 30, 2004 (in thousands):

	Holdings	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(15,059)	$19,560	$1,678	$—	$6,179
Cash flows from investing activities:	—
Capital expenditures	—	(7,778)	(940)	—	(8,718)
Transferred assets	—	(8)	8	—	—
Proceeds from sale of equipment	—	1,402	—	—	1,402
Acquisitions, net of cash acquired	(219,305)	5,304	—	—	(214,001)
Net cash used in investing activities	(219,305)	(1,080)	(932)	—	(221,317)
Cash flows from financing activities:
Borrowing	372,000	—	—	—	372,000
Repayments	(148,394)	(36,153)	—	—	(184,547)
Intercompany advances	(14,567)	14,715	(148)	—	—
Capital contributions from parent	67,862	—	—	—	67,862
Redemption of redeemable and convertible preferred stock of parent	(12,563)	—	—	—	(12,563)
Dividends paid on redeemable and convertible preferred stock of parent	(8,201)	—	—	—	(8,201)
Deferred financing fees	(15,968)	—	—	—	(15,968)
Cash flows provided by (used in) financing activities	240,169	(21,438)	(148)	—	218,583
Effect of exchange rate changes in cash	—	4	(20)	—	(16)
Net increase/(decrease) in cash and cash equivalents	5,805	(2,954)	578	—	3,429
Cash and cash equivalents, beginning of year	14	3,394	566	—	3,974
Cash and cash equivalents, end of year	$5,819	$440	$1,144	$—	$7,403

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Quarterly Report on Form 10-Q includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Form 10-Q, including, without limitation, certain statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, may constitute forward-looking statements. In some cases you can identify these “forward-looking statements” by words like “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those words and other comparable words. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these statements as a result of certain factors as more fully discussed under the heading “Risk Factors” contained in our annual report on Form 10-K filed on March 15, 2005 with the Securities and Exchange Commission (File No. 333-118675) for the Company’s fiscal year ended December 31, 2004. The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto included herein. We undertake no obligation to update publicly or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Unless the context indicates otherwise, all references in this quarterly report to “Accellent,” the “Company,” “we,” “our,” or “us” mean Accellent Corp. and its subsidiaries.  We are a wholly owned subsidiary of Accellent Inc., a Maryland corporation, which we refer to herein as “Accellent Inc.” or “our parent.”

Overview

We are the largest provider of outsourced precision manufacturing and engineering services in our target markets of the medical device industry.   We offer our customers design and engineering, precision component manufacturing, device assembly and supply chain management services. We have extensive resources focused on providing our customers reliable, high quality, cost-efficient, integrated outsourced solutions. We often become the sole supplier of manufacturing and engineering services for the products we provide to our customers.

We primarily focus on the leading companies in three large and growing markets within the medical device industry: cardiology, endoscopy, and orthopaedics. Our customers include many of the leading medical device companies, including Abbott Laboratories, Boston Scientific, Guidant, Johnson & Johnson, Medtronic, Smith & Nephew, St. Jude Medical, Stryker, Tyco International and Zimmer. During 2004, our top 10 customers accounted for approximately 55% of net sales with two customers each accounting for greater than 10% of net sales.  During the first nine months of 2005, our top 10 customers accounted for approximately 61% of net sales with three customers each accounting for greater than 10% of net sales.    Although we expect net sales from our largest customers to continue to constitute a significant portion of our net sales in the future, Boston Scientific has informed us that it intends to transfer a number of products currently assembled by us to its own assembly operation.  Based on preliminary estimates and our experience to date with this customer, we expect net sales from Boston Scientific to decrease annually by approximately $40 million, with the substantial majority of the net sales decrease taking place in 2006.  While we believe that the transferred business can be replaced with new business from existing and potential new customers to offset the loss, there is no assurance that we will replace such business and the loss will not adversely affect our operating results in 2006 and thereafter. While net sales are aggregated by us to the ultimate parent of a customer, we typically generate diversified revenue streams within these large customers across separate divisions and multiple products.

On September 12, 2005, we, through our wholly owned subsidiary, CE Huntsville Holdings Corp., acquired substantially all of the assets of Campbell Engineering, Inc., or Campbell.   The Campbell acquisition was accounted for as a purchase and accordingly our results of operations include Campbell’s results beginning September 12, 2005.   Campbell is an engineering and manufacturing firm providing design, analysis, precision fabrication, assembly and testing of primarily orthopaedic implants and instruments.  Subject to the terms of the asset purchase agreement, we and our wholly-owned subsidiary CE Huntsville Holdings Corp. agreed to pay, in the aggregate, a cash purchase price for the assets (including the shareholder real property) of up to approximately $30.1 million, with approximately $18.1 million of which (before certain closing adjustments) was payable at the closing.  The actual amount paid at closing after closing adjustments was $17.7 million, plus estimated closing costs of $0.5 million, for a total initial purchase price of $18.2 million.   The remaining portion of the purchase price will be paid, if at all, pursuant to an earnout arrangement payable contingent upon the 2005 and 2006 full year financial performance of the acquired business.  If earned, the 2005 and 2006 earnout payments would be expected to be made in the second quarters of 2006 and 2007, respectively.  The closing cash payment was funded with a combination of cash on hand and approximately $8.0 million of proceeds received from a draw on our existing revolving credit facility, or the Revolving Loan, included in the Credit Agreement.  The Revolving Loan is a euro dollar rate loan accruing interest at an annual rate equal to LIBOR plus 3.00%.  The Revolving Loan matures on June 30, 2010. In connection with the transaction, CE Huntsville Holdings Corp. became a subsidiary guarantor of the Senior Subordinated Notes and of our obligations under our Credit Agreement.

Subsequent to our third quarter of 2005, on October 6, 2005, we purchased 100% of the outstanding membership interests in Machining Technology Group, LLC, or MTG, an Arlington, Tennessee based privately held manufacturing and engineering company specializing in rapid prototyping and manufacturing of specialized orthopaedic implants and instruments for the orthopaedic industry.  The acquisition was consummated pursuant to an Interest Purchase Agreement, dated as of October 6, 2005, by and among Accellent Corp., Gary Stavrum and Timothy Hanson, the members of MTG (the “Interest Purchase Agreement”).  Subject to the terms of the Interest Purchase Agreement, we agreed to pay, in the aggregate, approximately $50.2 million consisting of (i) approximately $33.0 million in cash (before certain closing adjustments)  which was paid at the closing, (ii) $16.2 million which was paid at the closing on our behalf by our parent company by the issuance of 407,407 shares of our parent’s Class A-9 5% Convertible Preferred Stock, and (iii) estimated closing costs of $1.0 million.  An additional $6.0 million will be paid, if at all, pursuant to an earnout arrangement payable contingent upon the 2006 full year financial performance of MTG.  If the earnout arrangement is earned, the earnout payment would be expected to be made in the second quarter of 2007.  The closing cash payment was funded with a combination of approximately $21.5 million of proceeds received from a draw on our existing revolving credit facility pursuant to our Credit Agreement, and approximately $12.5 million of proceeds received from the utilization of the term loan facility provided for under the Credit Agreement.

On October 7, 2005, our parent signed a definitive agreement and plan of merger (the “Merger Agreement”) with Accellent Acquisition Corp., an affiliate of Kohlberg Kravis Roberts & Co. L.P. (the “KKR Affiliate”), whereby a wholly-owned subsidiary of the KKR Affiliate will merge (the “Merger”) with and into our parent, Accellent Inc., with Accellent Inc. being the surviving entity.  In addition, the KKR Affiliate, our parent and certain stockholders of our parent executed a voting agreement in which the stockholders agreed to vote their shares in favor of the Merger.

On October 21, 2005, we commenced a cash tender offer (the “Offer”) and consent solicitation (the “Solicitation”) for any and all of the outstanding Senior Subordinated Notes.  The consents of the holders of the outstanding Senior Subordinated Notes (each a “Holder”) are being solicited in the Solicitation to eliminate substantially all of the restrictive and reporting covenants, certain events of default and certain other provisions in the Indenture.  The Offer is scheduled to expire at 5:00 p.m., New York City time, on November 21, 2005, unless extended by us.  The Solicitation is scheduled to expire at 5:00 p.m., New York City time, on November 3, 2005, unless extended by us.  For a further discussion of the Offer and the Solicitation, see the Company’s Current Report on Form 8-K filed with Securities and Exchange Commission, or SEC, on October 24, 2005.

The Merger is subject to various customary conditions, including adoption of the Merger Agreement by our parent’s stockholders, the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the absence of certain legal impediments, the receipt of certain regulatory approvals and the receipt of debt and equity financings. If all of the other conditions to the Merger are satisfied, under the terms of the existing financing commitment letters, our parent can consummate the Merger even if the Offer is not consummated and the requisite consents, as defined in the Offer, are not obtained through a covenant defeasance of the Senior Subordinated Notes in accordance with the terms of the Senior Subordinated Notes.  If the Merger is not consummated, we will not purchase any of the Senior Subordinated Notes tendered pursuant to the Offer or cause the proposed amendments to the indenture governing the Senior Subordinated Notes (the “Indenture”) in the Offer to become operative.  The proposed amendments, or the Amendments, include the elimination of substantially all of the restrictive and reporting convenants, certain events of default and certain other provisions of the Senior Subordinated Notes so that any non-tendered Senior Subordinated Notes do not restrict our future financial or operating flexibility.

We primarily recognize product net sales upon shipment, when title passes to the customer or, if products are shipped on consignment to a particular customer, when the customer uses the product. For services, we recognize net sales during the period in which our services are rendered.  We primarily generate our net sales domestically.  In 2004, approximately 85% of our net sales were sold to customers located in the U.S.  Since a substantial majority of the leading medical device companies are located in the U.S., we expect our net sales to U.S.-based companies to remain a high percentage of our net sales in the future.

Our operations are based on purchase orders that typically provide for 30 to 90 days delivery from the time the purchase order is received, but which can provide for delivery within 30 days or up to 180 days, depending on the product and the customer’s ability to forecast requirements.

Cost of goods sold includes raw materials, labor and other manufacturing costs associated with the products we sell. Some products incorporate precious metals, such as gold, silver and platinum. Changes in prices for those commodities are generally passed through to our customers.

Selling, general and administrative expenses include salaries, sales commissions, and other selling and administrative costs.

Amortization of intangible assets is primarily related to our acquisitions of G&D, Inc. d/b/a Star Guide, Noble-Met, Ltd., UTI Corporation, American Technical Molding, Inc., Venusa, Ltd. and Venusa de Mexico, S.A. de C.V. (together with Venusa, Ltd., “Venusa”), MedSource and Campbell Engineering, Inc.  Interest expense is primarily related to indebtedness incurred to finance our acquisitions.

Concurrent with our acquisition of MedSource on June 30, 2004, we aligned our management by the three medical device market segments which we serve.  As a result of this alignment, we have three operating segments: endoscopy, cardiology and orthopaedics.  We have determined that all of our operating segments meet the aggregation criteria of paragraph 17 of SFAS No. 131, and are treated as one reportable segment.

In connection with the MedSource acquisition, we identified $17.2 million of costs associated with eliminating duplicate positions and plant consolidations, which is comprised of $9.7 million in severance payments and $7.5 million in lease termination and other contract termination costs.   Severance payments relate to approximately 520 employees in manufacturing, selling and administration and are expected to be paid by the end of fiscal year 2007. All other costs are expected to be paid by 2018.  The costs of these plant consolidations were reflected in the purchase price of MedSource in accordance with the FASB Emerging Issues Task Force (“EITF”)  No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.  These costs include estimates to close facilities and consolidate manufacturing capacity, and are subject to change based on the actual costs incurred to close these facilities.  Changes to these estimates could increase or decrease the amount of the purchase price allocated to goodwill in the near term.  During the first nine months of fiscal year 2005, we decreased the estimated liability for the MedSource facilities consolidation by $4.3 million, resulting in a decrease to the purchase price allocation to goodwill in the same amount.  The MedSource acquisition is described in greater detail under Part I, Item 1 “Financial Statements, Note 2 – Acquisitions.”

The following table summarizes the recorded accruals and activity related to the restructuring activities (in thousands):

	Employee costs	Other costs	Total
Balance as of December 31, 2004	$7,764	$9,913	$17,677
Adjustment to planned plant closure and severance costs for the MedSource integration (reduction to the purchase price allocated to goodwill)	(1,932)	(2,387)	(4,319)
Restructuring and integration charges incurred	1,191	2,633	3,824
Paid year-to-date	(3,886)	(3,080)	(6,966)
Balance September 30, 2005	$3,137	$7,079	$10,216

Results of Operations

The following table sets forth percentages derived from the consolidated statements of operations for the three and nine months ended September 30, 2005 and 2004, presented as a percentage of net sales.

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
STATEMENT OF OPERATIONS DATA:
Net Sales	100.0%	100.0%	100.0%	100.0%
Cost of Sales	68.4	77.2	68.8	73.0
Gross Profit	31.6	22.8	31.2	27.0
Selling, General and Administrative Expenses	15.9	14.1	14.5	14.4
Research and Development Expenses	0.7	0.8	0.7	1.0
Restructuring and Other Charges	1.0	2.1	1.1	1.0
Amortization of Intangibles	1.4	1.5	1.4	1.9
Income from Operations	12.6	4.3	13.5	8.7

Three Months Ended September 30, 2005 Compared to Three Months Ended September 30, 2004

Net Sales

Net sales for the third quarter of 2005 were $116.7 million, an increase of $16.4 million or 16% compared to net sales of $100.3 million for the third quarter of 2004. Higher net sales was due to a $19.4 million increase from higher shipments as we were awarded new products and increases in unit shipments on existing products to customers that serve the endoscopic, cardiology and orthopaedic markets, and the acquisition of Campbell, which increased net sales by $0.7 million.  These increases were partially offset by our facility rationalization program, which included the closing or sale of select facilities, resulting in a reduction in net sales attributable to former MedSource facilities of $3.7 million for the third quarter of 2005.  Three customers, Johnson & Johnson, Boston Scientific and Medtronic each accounted for greater than 10% of net sales for the third quarter of 2005.  Two customers, Boston Scientific and Johnson & Johnson, accounted for greater than 10% of net sales for the third quarter of 2004.

Gross Profit

Gross profit for the third quarter of 2005 was $36.9 million as compared to $22.8 million for the third quarter of 2004.   The $14.1 million increase in gross profit was primarily due to the MedSource acquisition and unit volume increases.  Additionally, gross profit for the third quarter of 2004 included a $3.2 million write-off of the step-up of inventory related to the acquisition of MedSource.  Gross profit for the third quarter of 2005 includes a $0.1 million write-off of the step-up of inventory related to the acquisition of Campbell.

Gross margin was 31.6% of net sales for the third quarter of 2005 as compared to 22.8% of net sales for the third quarter of 2004.  The increase in gross margins is due to increased sales, which lead to improved leverage of our fixed cost of sales, and cost reduction efforts including the closure of production facilities.  Also, gross margin for the third quarter of 2004 included the write-off of the step-up of inventory related to the acquisition of MedSource, which reduced gross margin by 3.2% in that quarter.

Selling, General and Administration Expenses

Selling, general and administrative expenses, or SG&A, were $18.5 million for the third quarter of 2005 compared to $14.1 million for the third quarter of 2004. The increase in SG&A costs were primarily due to an increase in non-cash stock-based compensation of $2,625,000 for the third quarter of 2005 as a result of our increased liability for phantom stock plans due to the increase in value of our parent’s stock, and to amortize compensation related to restricted stock and stock options granted during the third quarter of 2005.  In addition, our SG&A expenses for the third quarter of 2005 include $0.6 million of expenses related to the Merger.

In July 2005, the Board of Directors of our parent approved the grant of 609,237 shares of restricted common stock of our parent to certain members of its and our management.  Each shares vests 100% on the four year anniversary from the date of grant.  We are recording compensation expense of $10.0 million over the vesting period of the restricted stock, or 48 months, resulting in a quarterly compensation charge to SG&A expense of $624,000 starting in July 2005.  Also in July 2005, the Board of Directors of our parent approved the grant of 281,152 stock options to certain members of its and our management at option prices that are below the fair market value of the underlying common stock.  We are recording compensation expense of $2.3 million over the vesting period of the stock options, or 60 months, resulting in a quarterly compensation charge to SG&A of $115,000 starting in July 2005.  If the Merger is consummated, the restricted stock and stock options granted in July 2005 will fully vest, resulting in an acceleration of all remaining unamortized non-cash stock based compensation.

SG&A expenses were 15.9% of net sales for the third quarter of 2005 versus 14.1% of net sales for the third quarter of 2004.  The increased percentage was primarily due to increased charges for stock-based compensation.

Research and Development Expenses

Research and development expenses, or R&D, for the third quarter of 2005 were $0.9 million or 0.7% of net sales, which is relatively unchanged from R&D expenses of $0.8 million or 0.8% of net sales for the third quarter of 2004.

Restructuring and Other Charges

We recognized $1.2 million of restructuring charges and acquisition integration costs during the third quarter of 2005, including $0.3 million of severance costs and $0.7 million of other exit costs including costs to move production processes from five facilities that are in the process of being closed and production transferred to our other existing facilities.  In addition, we incurred $0.2 million of costs for the integration of MedSource during the third quarter of 2005.

Amortization

Amortization was $1.6 million for the third quarter of 2005, a slight increase from the $1.5 million for the third quarter of 2004. The higher amortization was primarily due to the acquisition of Campbell, which we acquired on September 12, 2005.  Based on our initial estimate of the value of assets acquired from Campbell, we expect to incur approximately $0.5 million of annual amortization expense relating to intangible assets acquired from Campbell.

Interest Expense, net

Interest expense, net was $8.0 million for the third quarter of 2005 compared to $7.4 million for the third quarter of 2004.  The increase is primarily due to higher interest rates charged on borrowings outstanding under our Credit Agreement, which bear interest at a variable rate.

Income Tax Expense

Income tax expense for the third quarter of 2005 was $3.9 million, or 57.8% of pre-tax net income, and includes $2.7 million in charges for non-cash deferred income taxes, including $2.3 million for tax benefits acquired from MedSource which have been credited to goodwill and not benefited in the statement of operations and $0.4 million of charges for the different book and tax treatment of goodwill.  The remaining $1.5 million of income tax expense for the third quarter of 2005 includes $1.4 million for certain state and foreign income taxes and $0.1 million for domestic federal income tax expense.  We expect to offset most of our 2005 domestic federal income taxes with net operating loss carryforwards.  For the third quarter of fiscal year 2004, income tax expense was $1.3 million on a pre-tax net loss of $3.1 million, and as was comprised primarily of certain state and foreign income tax expense.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Net Sales

Net sales for the first nine months of 2005 were $340.3 million, an increase of $127.8 million or 60% compared to net sales of $212.5 million for the first nine months of 2004. Higher net sales was due to the acquisition of MedSource, which increased net sales by $89.8 million, a $49.3 million increase primarily due to higher shipments as we were awarded new products and increases in unit shipments on existing products to customers that serve the endoscopic, cardiology and orthopaedic markets as well as $0.7 million from the acquisition of Campbell.  These increases were partially offset by our facility rationalization program, which included the closing or sale of select facilities, resulting in a reduction in net sales attributable to former MedSource facilities of $12.0 million for the first nine months of 2005.  Three customers, Boston Scientific, Johnson & Johnson and Medtronic each accounted for greater than 10% of net sales for the first nine months of 2005.  Two customers, Boston Scientific and Johnson & Johnson each accounted for greater than 10% of net sales for the first nine months of 2004.

Gross Profit

Gross profit for the first nine months of 2005 was $106.1 million compared to $57.3 million for the first nine months of 2004.   The $48.8 million increase in gross profit was primarily due to the MedSource acquisition and unit volume increases.  Additionally, gross profit for the first nine months of 2004 included a $3.4 million write-off of the step-up of inventory related to the acquisition of MedSource, and gross profit for the first nine months of 2005 included a $0.1 million write-off of the step-up of inventory related to the acquisition of Campbell.

Gross margin was 31.2% of net sales for the first nine months of 2005 compared to 27.0% of net sales for the first nine months of 2004.  The increase in gross margins is due to increased sales, which lead to improved leverage of our fixed cost of sales, and cost reduction efforts.  Also, gross margin for the first nine months of 2004 included the write-off of the step-up of inventory related to the acquisition of MedSource, which reduced gross margin by 1.6% in that period.

Selling, General and Administration Expenses

SG&A expenses, were $49.5 million for the first nine months of 2005 compared to $30.7 million for the first nine months of 2004. The increase in SG&A costs were primarily due to the acquisition of MedSource and stock-based compensation charges of $3.6 million during the first nine months of 2005 as a result of our increased liability for phantom stock plans due to the increase in value of our parent’s stock, and to amortize compensation expense associated with restricted stock and stock options granted during the third quarter of 2005.   In addition, our SG&A expenses for the first nine months of 2005 include $0.6 million of expenses related to the Merger.

SG&A expenses were 14.5% of net sales for the first nine months of 2005 versus 14.4% of net sales for the first nine months of 2004. The higher 2005 percentage was driven primarily by increased charges for stock-based compensation in the 2005 period.

Research and Development Expenses

R&D expenses for the first nine months of 2005 were $2.3 million or 0.7% of net sales, compared to $2.0 million or 1.0% of net sales for the first nine months of 2004.  The lower 2005 percentage was driven by sales growth, which lead to improved leverage of our fixed R&D costs.

Restructuring and Other Charges

We recognized $3.8 million of restructuring charges and acquisition integration costs during the first nine months of 2005, including $1.2 million of severance costs and $2.1 million of other exit costs including costs to move production processes from five facilities that are closing to our other production facilities.  In addition to the $3.3 million in restructuring charges incurred during first nine months of 2005, we incurred $0.5 million of costs for the integration of MedSource.

Amortization

Amortization was $4.7 million for the first nine months of 2005 compared to $3.9 million for the first nine months of 2004. The higher amortization was primarily due to the acquisition of MedSource.

Interest Expense, net

Interest expense, net was $23.7 million for the first nine months of 2005 compared to $19.4 million for the first nine months of 2004.  The increase was due to increased debt incurred to acquire MedSource.  This increase was partially offset by

$4.5 million of accelerated amortization of debt discounts and deferred financing costs incurred during the first nine months of 2004 due to the refinancing of our old senior secured credit facility and various senior subordinated indebtedness.

Other expense

Other expense was $0.1 million for the first nine months of 2005 compared to $3.3 million for the first nine months of 2004.  The decrease is primarily due to debt prepayment penalties of $3.3 million incurred during the first nine months of 2004.

Income Tax Expense

Income tax expense for the nine months ended September 30, 2005 was $10.0 million on pre-tax income of $22.0 million, or 45.7% of pre-tax income.  The effective rate is higher than the statutory rate primarily due to $6.5 million in charges for non-cash deferred income taxes, including $5.2 million for tax benefits acquired from MedSource that have been credited to goodwill and not benefited in the statement of operations and $1.3 million of charges for the different book and tax treatment for goodwill. The remaining $3.5 million of income tax expense for the nine months ended September 30, 2005 includes $3.3 million for certain state and foreign income taxes and $0.2 million for domestic federal income taxes.  For the nine months ended September 30, 2004, we recorded a tax provision of $2.3 million on a pre-tax net loss of $4.1 million, primarily due to provisions for certain state and foreign income taxes.

Liquidity and Capital Resources

Our principal sources of liquidity are cash provided by operations and borrowings under our Credit Agreement which includes a five-year $40.0 million revolving credit facility and a six-year $194.0 million term facility.   Additionally, we may borrow up to $50.0 million in additional term loans, with the approval of participating lenders.  Our Credit Agreement is described in greater detail under Part I, Item 1, Note 6 – “Short-term and long-term debt,” and under Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

At September 30, 2005, we had $5.8 million of letters of credit outstanding and $8.0 million of revolving loans that reduced the amounts available under the revolving credit portion of our Credit Agreement to $26.2 million.  We received $12.5 million from additional terms loans in October 2005 in connection with our acquisition of MTG.  In addition, we drew an additional $21.5 million in revolving loans on our revolving credit facility in October 2005 in connection with our acquisition of MTG, leaving $4.7 million available under the revolving credit facility under the Credit Agreement.

During the first nine months of 2005, cash provided by operating activities was $21.5 million compared to $6.2 million for the first nine months of 2004. The increase in cash provided by operations is primarily due to increased profitability as a result of the acquisition of MedSource and increased demand for our products.  The increase in profitability has been partially offset by increases in working capital for inventory and accounts receivable due to higher sales, payments related to our restructuring programs, and the timing of the semi-annual interest payments on our Senior Subordinated Notes.

During the first nine months of 2005, cash used in investing activities totaled $35.6 million compared to $221.3 million for the first nine months of 2004.   The decrease in cash used in investing activities is attributable to the acquisition of MedSource, which used $204.4 million of cash during the first nine months of 2004, and an earn-out payment relating to our acquisition of Venusa, which used $9.6 million of cash during the first nine months of 2004.  These costs were partially offset by the acquisition of Campbell for $17.9 million in cash during the first nine months of 2005, the final Venusa earn-out payment of $2.2 million during the first nine months of 2005, and increased capital expenditures of $6.9 million during the first nine months of 2005 due to the acquisition of MedSource and increased demand for our products.

During the first nine months of 2005, cash provided by financing activities was $5.7 million and consisted of $8.0 million in proceeds from long-term debt to partially fund our Campbell acquisition, $1.5 million of scheduled debt payments pursuant to our Credit Agreement, and $0.8 million of deferred financing fees incurred in connection with the amendment of our Credit Agreement in March 2005.  Cash provided by financing activities was $218.6 million for the first nine months of 2004 and relate primarily to the following financing transactions, which took place in conjunction with our June 30, 2004 acquisition of MedSource:

•                  The issuance of $369.0 million of indebtedness consisting of our Credit Agreement, which is a $194.0 million six-year term facility, and $175.0 million of 10% Senior Subordinated Notes due July 15, 2012.  We incurred $17.1 million of fees related to the new debt.

•                  The repayment of all previously outstanding debt, which included our credit facility of $83.5 million, our senior subordinated notes of $21.5 million and our parent’s senior notes of $38.3 million.

•                  The repayment of all MedSource debt and capital leases totaling $36.1 million.

•                  The payment by our parent of $22.2 million of dividends.

•                  The repurchase by our parent of $18.8 million of its Class C Redeemable Preferred Stock.

•                  The issuance by our parent of 7,568,980 shares of its Class A-8 5% Convertible Preferred stock for approximately $88.0 million, net of $1.8 million of fees.

We anticipate that we will spend approximately $8.0 to $10.0 million on capital expenditures for the remainder of 2005. Our Credit Agreement contains restrictions on our ability to make capital expenditures. Based on current estimates, our management believes that the amount of capital expenditures permitted to be made under our Credit Agreement for the remainder of 2005 will be adequate to grow our business according to our business strategy and to maintain our continuing operations.

Our principal uses of cash will be to meet debt service requirements, fund working capital requirements and finance capital expenditures and acquisitions.  Our ability to make payments on our indebtedness and to fund planned capital expenditures and necessary working capital will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. For example, Boston Scientific has informed us that it intends to transfer a number of products currently assembled by us to its own assembly operation. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our Credit Agreement will be adequate to meet our liquidity requirements for the next 12 months and the foreseeable future. No assurance can be given, however, that this will be the case.

Consummation of the Merger will constitute a Change of Control (as defined in the Indenture) pursuant to the terms of the Indenture. Following a Change of Control, each Holder currently has the right, at the option of the Holder, to require the Company to purchase all or any portion of such Holder’s Senior Subordinated Notes no later than 90 days following the Change of Control at a price equal to 101% of the principal amount represented by such Senior Subordinated Notes together with accrued but unpaid interest, if any, to the date of purchase.  In the event that consents from the Holders of a majority of the aggregate principal amount of the outstanding Senior Subordinated Notes (the “Requisite Consents”) are obtained and the Company consummates the Offer and Solicitation, the Company will not be required to comply with the foregoing requirements.

In connection with the Merger, we intend to consummate an offering of new senior subordinated notes and enter into a new senior secured credit facility, the proceeds of which will be used to repay certain of our outstanding indebtedness, including the Offer and Solicitation (the “New Financing”).  The commitments for the New Financing also provide that in the event that the Requisite Consents are not obtained, a covenant defeasance of all of the Senior Subordinated Notes may be effected in accordance with the terms of the Indenture. The completion of the New Financing may, if the proposed Amendments are not adopted, violate certain covenants and other provisions in the Indenture.

Assuming the Merger is consummated, the Requisite Consents are obtained and we consummate the New Financing, we and our parent will experience a significant increase in our long-term indebtedness. The high degree of leverage may, among other things, make it more difficult for us to make payments on the Senior Subordinated Notes that remain outstanding after the Offer, limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate purposes and limit our use of cash flows from operations for our operations, capital expenditures and future business opportunities. In addition, the Senior Subordinated Notes that remain outstanding after the Offer will remain our unsecured obligations. The Senior Subordinated Notes will be effectively subordinated to the new senior secured credit facility. In addition, we may incur or guarantee additional secured debt pursuant to the New Financing, and the Senior Subordinated Notes will be effectively junior to any such additional secured debt we may incur or guarantee.

Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” (as such term is defined in Item 303 of Regulation S-K) that are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

The following table sets forth our long-term contractual obligations as of September 30, 2005 (in thousands):

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Agreement	$191,575	$1,940	$3,880	$185,755	$—
Senior Subordinated Notes	175,000	—	—	—	175,000
Capital Leases	49	21	14	14	—
Operating Leases (1)	42,178	5,622	9,398	8,021	19,137
Purchase Commitments	27,347	27,347	—	—	—
Other long-term obligations (2)	18,521	276	1,746	277	16,222
Total	$454,670	$35,206	$15,038	$194,067	$210,359

(1)                                 Accrued future rental obligations of $6.7 million included in other long-term liabilities on our consolidated balance sheet as of September 30, 2005 are included in our operating leases in the table of contractual obligations.  The amounts shown as contractual obligations for operating leases include lease extensions options which we expect will be exercised.

(2)                                 Other long-term obligations include environmental remediation obligations of $4.7 million, accrued severance benefits of $1.5 million, accrued compensation and pension benefits of $7.2 million, deferred income taxes of $4.7 million and deferred rent expense of $0.4 million.

Critical Accounting Policies

Our unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. Estimates and assumptions are reviewed on an ongoing basis and the effects of revisions are reflected in the unaudited consolidated financial statements in the period they are determined to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions. We believe the following critical accounting policies impact our judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.  The amount of product revenue recognized in a given period is impacted by our judgments made in establishing our reserve for potential future product returns. We provide a reserve for our estimate of future returns against revenue in the period the revenue is recorded. Our estimate of future returns is based on such factors as historical return data the timing of historical returns as compared to the sale date. The amount of revenue we recognize will be directly impacted by our estimates made to establish the reserve for potential future product returns.   Our provision for sales returns was $1.1 million and $0.8 million at September 30, 2005 and December 31, 2004, respectively.

Allowance for Doubtful Accounts.  We estimate the collectibility of our accounts receivable and the related amount of bad debts that may be incurred in the future. The allowance for doubtful accounts results from an analysis of specific customer accounts, historical experience, credit ratings and current economic trends. Based on this analysis, we provide allowances for specific accounts where collectibility is not reasonably assured.

Provision for Inventory Valuation.  Inventory purchases and commitments are based upon future demand forecasts. Excess and obsolete inventory are valued at their net realizable value, which may be zero. We periodically experience variances between the amount of inventory purchased and contractually committed to and our demand forecasts, resulting in excess and obsolete inventory valuation charges.

Valuation of Goodwill.  Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. In accordance with SFAS No. 142, goodwill is assigned to the reporting unit expected to benefit from the synergies of the combination. We have assigned our goodwill to three reporting units. Goodwill for each reporting unit is subject to an annual impairment test, or more often if impairment indicators arise, using a fair-value-based approach. In assessing the fair value of goodwill, we make projections regarding future cash flow and other estimates, and may utilize third party appraisal services. If these projections or other estimates for one or all of these reporting units change, we may be required to record an impairment charge.

Valuation of Long-lived Assets.  Long-lived assets are comprised of property, plant and equipment and intangible assets with finite lives. We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable through projected undiscounted cash flows expected to be generated by the asset. When we determine that the carrying value of intangible assets and fixed assets may not be recoverable, we measure impairment by the amount by which the carrying value of the asset exceeds the related fair value. Estimated fair value is generally based on projections of future cash flows and other estimates, and guidance from third party appraisal services.

Self Insurance Reserves.  We accrue for costs to provide self insured benefits under our workers’ compensation and employee health benefits programs.  With the assistance of third party workers’ compensation experts, we determine the accrual for workers’ compensation losses based on estimated costs to resolve each claim.  We accrue for self insured health benefits based on historical claims experience.  We maintain insurance coverage to prevent financial losses from catastrophic workers’ compensation or employee health benefit claims.  Our financial position or results of operations could be impacted in a fiscal quarter due to a material increase in claims.  Our accruals for self insured workers compensation and employee health benefits at September 30, 2005 and December 31, 2004 were $3.9 million and $3.3 million, respectively.

Environmental Reserves.  We accrue for environmental remediation costs when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. Our remediation cost estimates are based on the facts known at the current time including consultation with a third party environmental specialist and external legal counsel. Changes in environmental laws, improvements in remediation technology and discovery of additional information concerning known or new environmental matters could affect our operating results.

Pension and Other Employee Benefits.  Certain assumptions are used in the calculation of the actuarial valuation of our defined benefit pension plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels and expected long-term rates of return on assets. If actual results are less favorable than those projected by management, additional expense may be required.

Income Taxes.  We estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as goodwill amortization, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we increase or decrease our income tax provision in our consolidated statement of operations. If any of our estimates of our prior period taxable income or loss prove to be incorrect, material differences could impact the amount and timing of income tax benefits or payments for any period.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

We are currently assessing the impact that SFAS No. 151 will have on our results of operations, financial position or cash flows.

On December 16, 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment.”   SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R are effective for our first annual period that begins after December 31, 2005. Accordingly, we will implement the revised standard in the first quarter of fiscal year 2006. Currently, we account for share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements.   We are assessing the implications of this revised standard, which may materially impact our results of operations in the first quarter of fiscal year 2006 and thereafter.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are subject to market risk associated with change in interest rates and foreign currency exchange rates.

Interest Rate Risk

We are subject to market risk associated with change in the London Interbank Offered Rate (LIBOR) and the Federal Funds Rate published by the Federal Reserve Bank of New York in connection with the Credit Agreement. Based on the outstanding balance at September 30, 2005, a hypothetical 10% change in rates under the Credit Agreement would result in a change to our annual interest expense of approximately $1.2 million.

Foreign Currency Risk

We operate several facilities in foreign countries. At September 30, 2005, approximately $7.4 million of long-lived assets were located in foreign countries. Our principal currency exposures relate to the Euro, British pound and Mexican pesos. We consider the market risk to be low, as the majority of transactions at our European locations are denominated in the Euro or British Pound, and our exposure to date in the Mexican peso has not been significant.

ITEM 4.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.  We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit to the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  Based on our management’s evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act ) are effective.

Changes in Internal Control over Financial Reporting. There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our third fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Under the direct supervision of senior management, the Company is currently undergoing a comprehensive effort to ensure compliance with the new regulations under Section 404 of the Sarbanes-Oxley Act of 2002 that will be effective with respect to us for our fiscal years ending December 31, 2007. Our effort includes identification and documentation of internal controls in our key business processes, as well as formalization of the Company’s overall control environment. We are currently in the process of documenting and evaluating these internal controls.

PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

Exhibit Number	Description of Exhibits

4.1

Supplemental Indenture, dated as of September 9, 2005, among CE Huntsville Holdings Corp., Accellent Corp. and U.S. Bank National Association, as trustee, with respect to the 10% Senior Subordinated Notes due 2012

4.2	Pledge Supplement, dated as of September 9, 2005, delivered by CE Huntsville Holdings Corp. pursuant to the Pledge and Security Agreement

4.3	Consent to Amendment of the Amended and Restated Shareholders’ Agreement, dated as of September 2004, among Accellent Inc. and the shareholders listed on the signature pages thereto

4.4

Consent to Amendment to Anti-Dilution Agreement, dated as of February 27, 2003, among Accellent Inc., DLJ Investment Partners II, L.P., DLJ Investment Partners, L.P., DLJIP II Holdings, L.P., and Security Life of Denver Insurance Company

10.1	Form of Non-Incentive Stock Option Agreement for use under the Amended and Restated Accellent Inc. 2000 Stock Option and Incentive Plan

10.2	Asset Purchase Agreement, dated as of September 12, 2005 by and among Accellent Corp., CE Huntsville Holdings Corp., Campbell Engineering, Inc. and the shareholders of Campbell Engineering, Inc.

10.3

Amended and Restated Accellent Inc. 2000 Stock Option and Incentive Plan (incorporated by reference to exhibit 10.1 to Accellent Corp.’s current report on Form 8-K (Commission File No. 333-118675) filed on July 21, 2005)

10.4

Form of Incentive Stock Option Agreement for use under the Amended and Restated Accellent Inc. 2000 Stock Option and Incentive Plan (incorporated by reference to exhibit 10.2 to Accellent Corp.’s current report on Form 8-K (Commission File No. 333-118675) filed on July 21, 2005)

31.1	Rule 13a-14(a) Certification of Chief Executive Officer

31.2	Rule 13a-14(a) Certification of Chief Financial Officer

32.1	Section 1350 Certification of Chief Executive Officer

32.2	Section 1350 Certification of Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Accellent Corp.

November 1, 2005	By:	/s/ Ron Sparks
Ron Sparks President and Chief Executive Officer

Accellent Corp.

November 1, 2005	By:	/s/ Stewart A. Fisher
Stewart A. Fisher Chief Financial Officer, Vice President, Treasurer and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

4.1

Supplemental Indenture, dated as of September 9, 2005, among CE Huntsville Holdings Corp., Accellent Corp. and U.S. Bank National Association, as trustee, with respect to the 10% Senior Subordinated Notes due 2012

4.2	Pledge Supplement, dated as of September 9, 2005, delivered by CE Huntsville Holdings Corp. pursuant to the Pledge and Security Agreement

4.3	Consent to Amendment of the Amended and Restated Shareholders’ Agreement, dated as of September 2004, among Accellent Inc. and the shareholders listed on the signature pages thereto

4.4

Consent to Amendment to Anti-Dilution Agreement, dated as of February 27, 2003, among Accellent Inc., DLJ Investment Partners II, L.P., DLJ Investment Partners, L.P., DLJIP II Holdings, L.P., and Security Life of Denver Insurance Company

10.1	Form of Non-Incentive Stock Option Agreement for use under the Amended and Restated Accellent Inc. 2000 Stock Option and Incentive Plan

10.2	Asset Purchase Agreement, dated as of September 12, 2005 by and among Accellent Corp., CE Huntsville Holdings Corp., Campbell Engineering, Inc. and the shareholders of Campbell Engineering, Inc.

10.3

Amended and Restated Accellent Inc. 2000 Stock Option and Incentive Plan (incorporated by reference to exhibit 10.1 to Accellent Corp.’s current report on Form 8-K (Commission File No. 333-118675) filed on July 21, 2005)

10.4

Form of Incentive Stock Option Agreement for use under the Amended and Restated Accellent Inc. 2000 Stock Option and Incentive Plan (incorporated by reference to exhibit 10.2 to Accellent Corp.’s current report on Form 8-K (Commission File No. 333-118675) filed on July 21, 2005)

31.1	Rule 13a-14(a) Certification of Chief Executive Officer

31.2	Rule 13a-14(a) Certification of Chief Financial Officer

32.1	Section 1350 Certification of Chief Executive Officer

32.2	Section 1350 Certification of Chief Financial Officer

SUPPLEMENTAL INFORMATION

In this supplemental information, “Accellent”, “the Company”, “we”, “us” and “our” refer to Accellent Corp. and its subsidiaries, unless the context otherwise requires or it is otherwise indicated; “Parent” or “our parent” refers to Accellent Inc.; and KKR refers to Kohlberg Kravis Roberts & Co. L.P.

THE TRANSACTIONS

On October 7, 2005, our parent entered into an agreement and plan of merger with Accellent Acquisition Corp., or AAC, an entity controlled by affiliates of KKR, pursuant to which Accellent Merger Sub Inc., a wholly-owned subsidiary of AAC, will merge with and into our parent, with our parent being the surviving entity (the “Merger”).

The merger agreement contains various covenants regarding the conduct of our business prior to the closing of the Merger. In addition, the Merger is subject to a number of conditions, including certain regulatory approvals and the consummation of the debt financings described in the following paragraph or other satisfactory financing.

In connection with the Merger, an investment fund controlled by KKR and others will make an equity investment in AAC’s parent and thereby in us of approximately $613.7 million, with approximately $30.5 million of equity expected to be rolled over by certain members of management. In addition, in connection with the Merger, our parent or AAC’s parent in the case of bullet five below intends to:

•                  enter into a new senior secured credit facility, consisting of a $375.0 million senior secured term loan facility and a $75.0 million senior secured revolving credit facility that is expected to remain undrawn at closing;

•                  issue $325 million aggregate principal amount of senior subordinated notes;

•                  repay approximately $412.3 million of our existing indebtedness (including accrued interest of $3.7 million, assuming the Transactions were consummated on September 30, 2005), including pursuant to a tender offer our $175 million 10% Senior Subordinated Notes due 2012;

•                  pay approximately $73.0 million of transaction fees and expenses, including tender offer and consent solicitation premiums; and

•                  issue new options to purchase shares of AAC’s parent to certain members of our management.

We have commenced a tender offer to purchase all of our outstanding 10% Senior Subordinated Notes due 2012 and are soliciting consents from the respective holders of those notes to amend the indenture governing the notes to eliminate substantially all of the restrictive covenants and effect certain other amendments to the indenture.

The Merger and related financing transactions are referred to collectively herein as the “Transactions.”

After giving pro forma effect to the Transactions, as of September 30, 2005, we would have had indebtedness of approximately $700.0 million outstanding, including $375.0 million of secured indebtedness consisting of the senior secured credit facilities described above.

1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements contain unaudited historical financial data for the twelve month period ended December 31, 2004 and the nine month periods ended September 30, 2004 and 2005 that are derived from our, MedSource Technologies, Inc.’s (“MedSource”), Campbell Engineering, Inc.’s (“Campbell”) and Machining Technology Group, LLC’s (“MTG”) audited and unaudited consolidated financial statements. We consummated the MedSource acquisition on June 30, 2004 and, as a result, the assets and liabilities of MedSource are recorded on our balance sheet as of the date of the MedSource acquisition and the results of operations of MedSource for June 30, 2004 are included in our results for that day and each day thereafter. We consummated the acquisition of Campbell’s assets on September 12, 2005, and the MTG acquisition on October 6, 2005. As a result, the assets and liabilities of MTG are not recorded on our balance sheet at September 30, 2005. The results of operations of Campbell are and MTG will be reflected in our results for the day of the acquisition and each day thereafter. The unaudited pro forma condensed consolidated statements of operations for the twelve month period ended December 31, 2004 and the nine month periods ended September 30, 2004 and 2005 give effect to the MedSource, Campbell asset and MTG acquisitions as if they had occurred on January 1, 2004 and January 1, 2005. The unaudited pro forma condensed consolidated balance sheet at September 30, 2005 gives effect to the MTG acquisition as if it had occurred on September 30, 2005. The unaudited pro forma condensed consolidated financial statements are intended for informational purposes only and do not purport to present our actual financial position or the results of operations that actually would have occurred or that may be obtained in the future if the transactions described had occurred as presented. In addition, future results may vary significantly from the results reflected in such statements due to certain factors beyond our control.

The Campbell asset and MTG acquisitions include the following transactions:

•                  the acquisition of the assets of Campbell for approximately $18.2 million in cash;

•                  the acquisition of MTG for approximately $50.2 million, paid in cash of $34.0 million and shares of Class A Convertible Preferred stock of our parent of approximately $16.2 million;

•                  additional borrowings of $42.0 million under our senior secured credit facility, which include additional terms loans of $12.5 million and revolving of credit facility borrowings of $29.5 million; and

•                  the repayment of all existing indebtedness of MTG concurrent with the closing of our acquisition of MTG.

The transactions related to the MedSource acquisition that impact the unaudited pro forma condensed consolidated financial statements include the following:

•                  the acquisition of MedSource for $204.9 million in cash (net of $14.3 million of cash acquired);

•                  the payment in cash of MedSource’s indebtedness and accrued interest of $37.0 million;

•                  the payment in cash of our old senior secured credit facility, our old senior subordinated indebtedness, Parent’s senior indebtedness, and accrued interest of $154.1 million;

•                  the borrowings under our senior secured credit facility of $194.0 million;

•                  the offering of our 10% senior subordinated notes due July 15, 2012, which generated $175.0 million in cash; and

•                  the payment of fees in connection with our senior secured credit facility and senior subordinated notes which will be amortized to interest expense over the life of each respective instrument.

2

The unaudited pro forma as adjusted consolidated statements of operations have been adjusted to give effect to the Transactions as if these events occurred as of January 1, 2004. The unaudited pro forma as adjusted consolidated balance sheet has been adjusted to give effect to the Transactions as if these events occurred as of September 30, 2005. The unaudited pro forma as adjusted consolidated financial data are for informational purposes only and do not purport to present what our results of operations and financial condition would have been had the Transactions actually occurred on these earlier dates, nor do they project our results of operations for any future period or our financial condition at any future date.

The unaudited pro forma data account for the MedSource, Campbell and MTG acquisitions using the purchase method of accounting, which requires that we adjust their assets and liabilities to their fair values. The valuation of Campbell and MTG is based upon available information and certain assumptions that we believe are reasonable. The total purchase price for Campbell and MTG was allocated to our net assets based on preliminary estimates of fair value. The final purchase price allocation will be based on a formal valuation analysis and may include adjustments to the amounts shown here. The summary pro forma data account for the Transactions using the purchase method of accounting which requires that we adjust all of our assets and liabilities to their fair values as of the date the Merger. The valuation of our assets and liabilities is based upon available information and certain assumptions that we believe are reasonable. A final valuation is in process. The result of the final allocation could be materially different from the preliminary allocation set forth in the unaudited pro forma consolidated condensed financial statements. In particular, we have initiated an appraisal of all property, plant and equipment acquired from MTG, and to be acquired from us in the Merger. We believe no material adjustment to the net book value will be recorded for MTG’s or our aggregate property, plant and equipment. However, the results of the final appraisal and the final allocation could be materially different from the preliminary allocation set forth in the unaudited pro forma condensed consolidated financial statements.

The audited and unaudited financial statements from which these pro forma financial statements are derived that are not included in this filing are included in periodic reports previously filed by the Company or MedSource (prior to our acquisition of MedSource) with the Securities and Exchange Commission, including the Company’s annual report on Form 10-K filed for its fiscal year ended December 31, 2004, and quarterly report on Form 10-Q filed for its third completed fiscal quarter. These reports can be found and reviewed at the Securities and Exchange Commission’s website at http: //www.sec.gov.

3

Accellent Corp.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2005

Amounts in thousands	Accellent	MTG	Pro Forma Acquisition Adjustments		Pro Forma Accellent Including Acquisitions	Pro Forma Transaction Adjustments		Pro Forma As Adjusted Accellent
Assets:
Current assets:
Cash and cash equivalents	$7,388	$427	$(1,777	)(a)	$6,038	$(6,038	)(b)	$—
Accounts receivable, net of allowances	56,561	1,968	—		58,529	—		58,529
Inventories	61,393	402	329	(a)	62,124	17,042	)(c)	79,166
Prepaid expenses and other	2,706	25	—		2,731	—		2,731
Total current assets	128,048	2,822	(1,448)		129,422	11,004		140,426
Property and equipment, net	96,102	6,922	—		103,024	—		103,024
Goodwill	284,879	—	30,082	(a)	314,961	562,243	(c)	877,204
Intangibles, net	83,654	—	13,940	(a)	97,594	181,906	(c)	279,500
Deferred financing costs and other assets	15,985	85	—		16,070	13,952	(d)	30,022
Total Assets	$608,668	$9,829	$42,574		$661,071	$769,105		$1,430,176
Liabilities and Stockholder’s Equity:
Current liabilities:
Current portion of long-term debt	$1,961	$517	$(517	)(a)	$1,961	$(1,961	)(b)	$—
Accounts payable	20,218	430	—		20,648	—		20,648
Accrued payroll and benefits	12,143	218	—		12,361	—		12,361
Accrued interest	3,741	—	—		3,741	—		3,741
Accrued expenses, other	19,677	452	1,000(a	)	21,129	—		21,129
Total current liabilities	57,740	1,617	483		59,840	(1,961)		57,879
Revolving credit facility	—	—	—		—	—	(b)	—
Term Loan B	—	—	—		—	375,000	(b)	375,000
Senior subordinated notes	—	—	—		—	325,000	(b)	325,000
Senior Subordinated Bridge Facility	—	—	—		—	—	(b)	—
Long-term debt-existing	372,663	1,260	32,740	(a)	406,663	(406,663	)(b)	—
Other long-term liabilities	25,255	103	—		25,358	5,332	(c)	30,690
Total Liabilities	455,658	2,980	33,223		491,861	296,708		788,569
Minority interest	—	1,482	(1,482	)(a)	—	—		—
Total Stockholder’s Equity	153,010	5,367	10,833	)(a)	169,210	472,397	(e)	641,607
Total Liabilities and Stockholder’s Equity	$608,668	$9,829	$42,574		$661,071	$769,105		$1,430,176

4

Accellent Corp.

Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)                                 Reflects the following based on the fair value of the assets acquired and liabilities assumed for the MTG acquisition. The total purchase price for the MTG acquisition was allocated to our net assets based on preliminary estimates of fair value. The final purchase price allocation could differ materially from these preliminary amounts.

Purchase price (in thousands):
Borrowed under Senior Credit Facility	$34,000
Class A-9 5% Convertible Preferred Stock	16,200
Total Purchase price	$50,200
Inventory adjustment to fair value less cost to sell	$329
Customer relationship intangibles	13,940
Goodwill	30,082
Accrued transaction costs	(1,000)
Minority interest	1,482
Historical MTG equity	5,367
$50,200

Concurrent with the closing of the MTG acquisition, the Company repaid all existing indebtedness of MTG.

(b)                                 Reflects the estimated sources and uses of cash for the Transactions as follows (in thousands):

Sources
Revolving credit facility(1)	$—
Term Loan B(2)	375,000
Senior subordinated notes	325,000
Senior subordinated bridge facility	—
Equity contribution(3)(4)	613,732
Total sources	1,313,732
Uses
Purchase price to existing stockholders	$838,146
Repayment of existing debt	408,624
Estimated transaction costs(5)	42,253
Estimated tender offer and consent solicitation fees(5)	30,747
Total uses	1,319,770
Pro forma net adjustment to cash(4)	$(6,038)

(1)                                 The revolving credit facility provides for borrowing up to $75 million.

(2)                                 Upon the closing of the Transactions, our parent will enter into a $375 million senior secured term loan facility.

(3)                                 Represents the amount to be invested in equity securities of AAC’s parent by investment funds associated with or designated by KKR and others. Excludes approximately $30.5 million, on a pre-tax basis, of equity of management participants assumed to be in the form of a rollover of their existing equity interests.

5

(4)                                 The equity contribution contemplates the use of all of the Company’s cash. To the extent that the actual cash on-hand at the closing of the Transactions differs, the equity contribution amount shown above will be adjusted accordingly.

(5)                                 Consists of $28.7 million of estimated financing fees, that will be capitalized and amortized over the related terms of the financings; $2.6 million of transaction costs that will be expensed prior to or upon consummation of the Merger and reflected as an adjustment to historical equity, $11.0 million of direct acquisition costs, and $30.7 million in estimated fees to tender for and solicit consents in respect of the existing senior subordinated notes to be recognized as a loss upon the extinguishment of the notes.

(c)                                  The following table sets forth the calculation and adjustments made related to the preliminary allocation of purchase price with respect to the Transactions (dollars in thousands):

Purchase price(1)		$868,646
Transaction fees and expenses directly related to the Transactions(2)		11,038
Total		879,684
Net assets acquired before adjustments	169,210
Existing goodwill	(314,961)
Existing deferred financing costs	(14,638)
Existing customer relationship intangible assets	(97,594)
Estimated tender premium	(30,747)
Net assets acquired before adjustments		(288,730)
Estimated purchase price in excess of net assets acquired		1,168,414
Adjustments to net assets acquired:
Inventory(3)	17,042
Customer relationship and other intangible assets(3)	279,500
Fixed assets(3)	—
Subtotal	296,542
Deferred income taxes(4)	(5,332)
Preliminary adjustments to net assets acquired		291,210
Pro forma goodwill		877,204
Existing goodwill		(314,961)
Pro forma adjustment to goodwill		$562,243

(1)                                 Represents both the cash investment of $838.1 million and the management participation and rollover equity, on a pre-tax basis, of $30.5 million.

(2)                                 Represents estimated expenses related primarily to legal, accounting, investment banking and sponsor fees.

(3)                                 These unaudited pro forma condensed consolidated financial statements reflect a preliminary allocation to tangible assets, liabilities, goodwill and other intangible assets. An appraisal will be performed to assist management in determining the fair value of acquired assets and liabilities, including identifiable intangible assets. The final purchase price allocation may result in a materially different allocation for tangible and intangible assets than that presented in these unaudited pro forma condensed consolidated financial statements.

6

(4)                                 Reflects the estimated impact on deferred income taxes related to purchase accounting adjustments totaling $199.0 million, calculated at a 38.25% statutory tax rate, for a total gross deferred tax liability of $76.1 million. The gross deferred tax liability has been reduced by $70.8 million of deferred tax assets, relating to net operating loss carryforwards available to the Company.

(d)                                 Reflects the capitalization of $28.7 million of estimated financing costs that we will incur with the new debt financings, net of $14.6 million of unamortized deferred financing costs eliminated in purchase accounting.

(e)                                  Adjustments to stockholder’s equity consists of the following (dollars in thousands):

Cash equity contribution by KKR and others	$613,732
Management roll over equity and cash contribution	30,500
Total equity contribution	644,232
Less transaction costs charged to expense	(2,625)
Pro forma equity balance	641,607
Less historic equity	(169,210)
Net adjustment to equity	$472,397

7

Accellent Corp.

Unaudited Pro Forma Consolidated Condensed Statement of Income

For the Nine Months Ended September 30, 2004

	Accellent nine months ended September 30, 2004	Medsource interim period ended June 29, 2004	Campbell nine months ended September 30, 2004	MTG nine months ended September 30, 2004	Pro Forma Acquisition Adjustments		Pro Forma Accellent Including Acquisitions	Pro Forma Transaction Adjustments		Pro Forma As Adjusted Accellent
Net sales	$212,485	$94,301	$7,821	$8,943	$(527	)(a)	$323,023	$—		$323,023
Cost of sales	155,155	71,612	5,027	4,312	(495	)(b)	235,611	—		235,611
Gross profit	57,330	22,689	2,794	4,631	(32)		87,412	—		87,412
Selling, general and administrative expenses	30,681	15,024	365	586	330	(b)	46,986	—		46,986
Research and development expenses	2,023	181	—	—	—		2,204	—		2,204
Restructuring and other charges	2,107	2,334	—	—	—		4,441	—		4,441
Amortization of intangibles	3,937	60	—	—	1,675	(c)	5,672	7,282	(g)	12,954
Income from operations	18,582	5,090	2,429	4,045	(2,037)		28,109	(7,282)		20,827
Other income (expense)
Interest (expense) income, net	(19,397)	(1,278)	(25)	(26)	(3,184	)(d)	(23,910)	(22,146	)(h)	(46,056)
Other (expense) income, including debt prepayment penalties of $3,295 in 2004	(3,284)	71	(12)	—	3,295	(e)	70	—		70
Total Other income (expense)	(22,681)	(1,207)	(37)	(26)	111		(23,840)	(22,146)		(45,986)
Income (loss) before income taxes	(4,099)	3,883	2,392	4,019	(1,926)		4,269	(29,428)		(25,159)
Income tax expense	2,341	243	—	(11)	—	(f)	2,573	—	(i)	2,573
Net income (loss)(j)	$(6,440)	$3,640	$2,392	$4,030	$(1,926)		$1,696	$(29,428)		$(27,732)

8

Accellent Corp.

Unaudited Pro Forma Consolidated Condensed Statement of Income

For the Twelve Months Ended December 31, 2004

Amounts in thousands	Accellent twelve months ended December 31, 2004	Medsource interim period ended June 29, 2004	Campbell twelve months ended December 31, 2004	MTG twelve months ended December 31, 2004	Pro Forma Acquisition Adjustments		Pro Forma Accellent Including Acquisitions	Pro Forma Transaction Adjustments		Pro Forma As Adjusted Accellent
Net Sales	$320,169	$94,301	$10,899	$11,322	$(527	)(a)	$436,164	$—		$436,164
Cost of sales	234,396	71,612	7,037	5,924	(525	)(b)	318,444	—		318,444
Gross Profit	85,773	22,689	3,862	5,398	(2)		117,720	—		117,720
Selling General and Administrative Expense	45,912	15,024	482	851	333	(b)	62,602	—		62,602
Research and Development Expenses	2,668	181	—	—	—		2,849	—		2,849
Restructuring and Other Charges	3,600	2,334	—	—	—		5,934	—		5,934
Amortization of Intangibles	5,539	60	—	—	2,035	(c)	7,634	9,725	(g)	17,359
Income (Loss) from Operations	28,054	5,090	3,380	4,547	(2,370)		38,701	(9,725)		28,976
Other Income (Expense)
Interest Expense, Net	(26,879)	(1,278)	(41)	(39)	(3,864)	(d)	(32,101)	(29,346	)(h)	(61,447)
Other Income (Expense)	(3,312)	71	(25)	27	3,295	(e)	56	—		56
Total Other Expense	(30,191)	(1,207)	(66)	(12)	(569)		(32,045)	(29,346)		(61,391)
Income (Loss) Before Income Taxes	(2,137)	3,883	3,314	4,535	(2,939)		6,656	(39,071)		(32,415)
Income Tax Expense (Benefit)	3,483	243	—	(22)	215	(f)	3,919	—	(i)	3,919
Net Income (Loss)(j)	$(5,620)	$3,640	$3,314	$4,557	$(3,154)		$2,737	$(39,071)		$(36,334)

9

Accellent Corp.

Unaudited Pro Forma Consolidated Condensed Statement of Income

Nine Months Ended September 30, 2005

Amounts in thousands	Accellent nine months ended September 30, 2005	Campbell interim period ended September 11, 2005	MTG nine months ended September 30, 2005	Pro Forma Acquisition Adjustments		Pro Forma Accellent Including Acquisitions	Pro Forma Transaction Adjustments		Pro Forma As Adjusted Accellent
Net Sales	$340,253	$8,220	$11,362	$—		$359,835	$—		$359,835
Cost of sales	234,121	6,710	6,018	76	(b)	246,925	—		246,925
Gross Profit	106,132	1,510	5,344	(76)		112,910	—		112,910
Selling General and Administrative Expense	49,539	452	857	(230	)(b)	50,618	—		50,618
Research and Development Expenses	2,294	—	—	—		2,294	—		2,294
Restructuring and Other Charges	3,825	—	—	—		3,825	—		3,825
Amortization of Intangibles	4,660	—	—	1,077	(c)	5,737	7,282	(g)	13,019
Income (Loss) from Operations	45,814	1,058	4,487	(923)		50,436	(7,282)		43,154
Other Income (Expense)
Interest Expense, Net	(23,731)	(88)	(78)	(1,960	)(d)	(25,857)	(20,199	)(h)	(46,056)
Other Income (Expense)	(105)	(20)	(57)	—		(182)	—		(182)
Total Other Expense	(23,836)	(108)	(135)	(1,960)		(26,039)	(20,199)		(46,238)
Income (Loss) Before Income Taxes	21,978	950	4,352	(2,883)		24,397	(27,481)		(3,084)
Income Tax Expense (Benefit)	10,045	—	11	658	(f)	10,714	(5,813	)(i)	4,901
Net Income (Loss)(j)	$11,933	$950	$4,341	$(3,541)		$13,683	$(21,668)		$(7,985)

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ACCELLENT CORP.

Notes to Unaudited Pro Forma Consolidated Condensed Statements of Operations

(a)                                 Represents the elimination of sales by the Company to MedSource and sales by MedSource to the Company totaling $527,000 during the nine months ended September 30, 2004 and twelve months ended December 31, 2004.

(b)                                 The Company commenced the incurrence of an annual monitoring fee to DLJ Merchant Banking III, Inc., in connection with the MedSource acquisition and increased salaries for certain employees in connection with the MTG acquisition. In connection with the Campbell and MTG acquisitions, the Company acquired real estate which was previously leased to the acquired companies by related parties. As a result, the Company will incur increased depreciation and less rent expense. The Company will not incur transaction costs previously incurred by Campbell and MTG in connection with the sale of those businesses to the Company. These adjustments are as follows (in thousands):

	Nine months ended September 30, 2004	Twelve months ended December 31, 2004	Nine months ended September 30, 2005
Elimination of intercompany sales	$(527)	$(527)	$—
Salaries adjustment	130	133	106
Depreciation expense increase	102	135	42
Rent expense reduction	(200)	(266)	(72)
Total adjustments to cost of sales	$(495)	$(525)	$76

Salaries adjustment	130	133	106
Transaction expenses	—	—	(336)
Additional monitoring fee to DLJ	200	200	—
Total adjustments to selling, general and administrative expenses	$330	$333	$(230)

(c)                                  The pro forma adjustment for amortization expense was based on the identifiable intangible assets and useful lives assigned to each. The actual amount of identifiable intangible assets of MedSource and the estimated identifiable intangible assets of Campbell and MTG, and the respective lives of each are as follows:

	Amount	Useful life
	(in thousands)	(in years)
Customer base—MedSource	$16,300	15
Developed technology—MedSource	2,300	10
Customer relationship—Campbell	6,050	15
Customer relationship—Campbell	360	5
Non-compete—Campbell	30	5
Customer relationship—MTG	13,600	15
Customer relationship—MTG	340	7
	$38,980	14

The Company has estimated the identifiable intangible assets of Campbell and MTG, and their respectively useful lives. The valuation for both are expected to be completed by December 31, 2005. An increase or decrease in the amount of purchase price allocated to amortizable assets would

11

impact the amount of amortization expense. Identifiable intangible assets have been amortized on a straight-line basis in the unaudited pro forma consolidated condensed statements of operations.

Based on the 14 year estimated weighted average useable life of the intangible assets described above, each increase of $1.0 million of purchase price allocated to amortizable intangible assets would result in an annual decrease to pro forma income from operations of approximately $0.1 million. Based on the $39.0 million of intangible assets described above, a decrease of 1, 2 and 3 years in the weighted average useful life would result in annual decreases to pro forma income from operations of approximately $0.2 million, $0.5 million and $0.7 million, respectively.

(d)                                 Consists of (in thousands):

	Nine months ended September 30, 2004	Twelve months ended December 31, 2004	Nine months ended September 30, 2005
Elimination of interest on retired indebtedness at the Company	$11,970	$11,970	$—
Elimination of interest on retired indebtedness at MedSource, Campbell and MTG	1,329	1,358	166
Interest on borrowings under the senior credit facility and the notes	(13,164)	(13,164)	—
Amortization of deferred financing fees of the Company	(1,193)	(1,193)	—
Interest on debt to fund Campbell and MTG acquisitions	(2,126)	(2,835)	(2,126)
	$(3,184)	$(3,864)	$(1,960)

(e)                                  Represents the elimination of the one-time expenses for prepayment fees associated with the retired indebtedness of the Company.

(f)                                   Campbell was a Subchapter S corporation prior to the acquisition, and therefore not subject to corporate income taxes. MTG was a limited liability company subject only to state corporate income taxes. Adjustments represent additional corporate level income taxes since both entities will be subject to federal and state income tax after the acquisition. Only incremental state taxes were provided for the year ended December 31, 2004 due to the federal taxable net operating loss incurred. Only incremental state taxes and certain non-cash federal taxes were provided for the nine month period ending September 30, 2005 due to the net operating loss carryforward available for federal tax purposes.

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(g)                                  Represents change in amortization based upon preliminary estimates of the fair values and useful lives of identifiable intangible assets and the respective lives of each category of identifiable intangible asset is as follows (in thousands):

	Amount	Life
		(years)
Customer Base & Relationships	$229,500	15.0
Proprietary Technology	17,000	8.5
	$246,500	14.2
Indefinite life intangibles—Trademarks & Tradenames	$33,000

These unaudited pro forma condensed consolidated financial statements reflect a preliminary allocation to tangible assets, liabilities, goodwill and other intangible assets. The final purchase price allocation may result in a materially different allocation for tangible and intangible assets than that presented in these unaudited pro forma condensed consolidated financial statements. An increase or decrease in the amount of purchase price allocated to amortizable assets would impact the amount of annual amortization expense. Identifiable intangible assets have been amortized on a straight-line basis in the unaudited pro forma condensed statements of income.

The following table shows the decrease to pro forma income from operations for every $10.0 million of purchase price allocated to amortizable intangible assets at an estimated 14.2 year life (in thousands):

	Twelve months	Nine months
Decrease in operating income	$704	$528

The following table shows the decrease in pro forma income from operations for every 1 year decrease in the weighted average useful life of the estimated identifiable intangible assets described above (in thousands):

	Twelve months	Nine months
Decrease by 1 year	1,315	986
Decrease by 2 years	2,846	2,134
Decrease by 3 years	4,650	3,487

(h)                                 Reflects pro forma interest expense resulting from our new capital structure in connection with the Transactions, using 6-month LIBOR rates at October 19, 2005, as follows (in thousands):

	Nine months ended September 30, 2004	Twelve months ended December 31, 2004	Nine months ended September 30, 2005
Total cash interest expense	$43,106	$57,475	$43,106
Amortization of capitalized debt issuance costs	2,950	3,972	2,950
Total pro forma interest expense	46,056	61,447	46,056
Less historical interest expense	(23,910)	(32,101)	(25,857)
Net adjustment to interest expense	$22,146	$29,346	$20,199

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Interest rate sensitivity

A 0.125% change in interest rates on the new debt issuance would change cash interest expense for the twelve-month and nine-month periods for each new debt instrument as follows (in thousands):

	Twelve month period	Nine month period
Term loan credit facilities	$469	$352
Senior subordinated notes	406	305
Total	$875	$657

(i)                                     Represents the elimination of non-cash taxes recorded in connection with the usage of net operating losses acquired from MedSource. Based on the pro forma pre-tax net income, these non-cash taxes would not be recorded. No additional benefit is recorded due to net operating loss carryforwards available for both the year ended December 31, 2004 and the nine months ended September 30, 2005.

(j)                                    Net income does not include the following non-recurring items: $14.6 million write-off of existing deferred financing fees, $30.7 million of estimated tender offer and consent solicitation premiums to repurchase the existing senior subordinated notes, $2.6 million of transaction costs to be expensed prior to or upon the Closing, a preliminary estimated charge for in-process research and development costs of $8.2 million and $17.0 purchase accounting adjustment to record inventory at fair value.

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Reconciliations of Net Income (loss) and Pro Forma Net Income (loss) to

EBITDA and Pro Forma EBITDA

Nine months ended September 30, 2004

Amounts in thousands	Accellent nine months ended September 30, 2004	MedSource interim period ended June 29, 2004	Campbell nine months ended September 30, 2004	MTG nine months ended September 30, 2004	Pro forma acquisition adjustments	Pro forma for acquisitions	Transaction adjustments	Accellent Pro forma as adjusted
Net Income (loss)	$(6,440)	$3,640	$2,392	$4,030	$(1,926)	$1,696	$(29,428)	$(27,732)
Interest expense	19,397	1,278	25	26	3,184	23,910	22,146	46,056
Income tax expense (benefit)	2,341	243	—	(11)	—	2,573	—	2,573
Depreciation and amortization	11,289	4,381	258	315	1,776	18,019	7,282	25,301
EBITDA	26,587	9,542	2,675	4,360	3,034	46,198	—	46,198

15

Reconciliations of Net Income (loss) and Pro Forma Net Income (loss) to

EBITDA and Pro Forma EBITDA

Year ended December 31, 2004

Amounts in thousands	Accellent year ended December 31, 2004	MedSource interim period ended June 29, 2004	Campbell year December 31, 2004	MTG year ended December 31, 2004	Pro forma acquisition adjustments	Pro forma for acquisitions	Transaction adjustments	Accellent Pro forma as adjusted
Net Income (loss)	$(5,620)	$3,640	$3,314	$4,557	$(3,154)	$2,737	$(39,071)	$(36,334)
Interest expense	26,879	1,278	41	39	3,864	32,101	29,346	61,447
Income tax expense (benefit)	3,483	243	—	(22)	215	3,919	—	3,919
Depreciation and amortization	16,152	4,381	384	442	2,170	23,529	9,725	33,254
EBITDA	40,894	9,542	3,739	5,016	3,095	62,286	—	62,286	9

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Reconciliations of Net Income (Loss) and Pro Forma Net Income (Loss) to

EBITDA and Pro Forma EBITDA

Nine months ended September 30, 2005

Amounts in thousands	Accellent nine months ended September 30, 2005	Campbell period ended September 11, 2005	MTG nine months ended September 30, 2005	Pro forma acquisition adjustments	Pro forma for acquisitions	Transaction adjustments	Accellent Pro forma as adjusted
Net Income (loss)	$11,933	$950	$4,341	$(3,541)	$13,683	$(21,668)	$(7,985)
Interest expense	23,731	88	78	1,960	25,857	20,199	46,056
Income tax expense (benefit)	10,045	—	11	658	10,714	(5,813)	4,901
Depreciation and amortization	16,062	404	573	1,119	18,158	7,282	25,440
EBITDA	61,771	1,442	5,003	196	68,412	—	68,412

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Unaudited Financial Statements of
Machining Technology Group, LLC
as of and for the nine months
ended September 30, 2005

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MACHINING TECHNOLOGY GROUP, LLC

Unaudited Balance Sheets

As of September 30, 2005 and December 31, 2004

	December 31, 2004	September 30, 2005
Assets
Current Assets
Cash and cash equivalents	$427,079	$819,013
Accounts receivable—trade	1,967,956	529,945
Accounts receivable—other	2,260	30,780
Inventories	402,468	475,133
Prepaid expenses	21,622	140,869
Prepaid state taxes	1,369	983
	2,822,754	1,996,723
Property and equipment, net	6,922,049	4,393,964
Other assets
Deferred tax asset	85,464	73,271
Total Assets	$9,830,267	$6,463,958

Liabilities and Members’ Capital

Current Liabilities
Current portion of long-term debt	$517,304	$329,789
Customer deposits	399,999	102,843
Accounts payable	429,739	264,405
Accrued vacation & payroll	218,085	90,912
Accrued profit sharing expense	—	84,794
Accrued expenses	47,490	—
Accrued state taxes	4,773	—
	1,617,390	872,743
Long-term debt, less current maturities	1,260,246	1,241,491
Deferred income taxes	103,196	80,213
Minority interest	1,481,938	—
Members’ capital	5,367,497	4,269,511
Total Liabilities and Members’ Capital	$9,830,267	$6,463,958

See notes to financial statements.

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MACHINING TECHNOLOGY GROUP, LLC

Unaudited Statements of Operations

For the nine months ended September 30, 2005 and 2004

	For the nine months ended September 30,
	2005	2004
Product Sales, net	$11,362,439	$8,942,526
Cost of Sales	6,018,364	4,311,551
Gross Profit	5,344,075	4,630,975
General and Administrative Expenses	857,325	585,999
Income from operations	4,486,750	4,044,976
Other Income (Expense)
Minority interest	(58,982)	—
Interest expense	(79,165)	(26,467)
Interest income	750	676
Miscellaneous income	2,152	—
Total other expense	(135,245)	(25,791)
Income before income taxes	4,351,505	4,019,185
Income tax benefit (expense)
State tax benefit	—	6,098
Deferred state tax benefit (expense)	(10,790)	5,008
Total income tax benefit (expense)	(10,790)	11,106
Net Income	$4,340,715	$4,030,291

See notes to financial statements.

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MACHINING TECHNOLOGY GROUP, LLC

Unaudited Statements of Changes in Members’ Equity

For the nine months ended September 30, 2005 and 2004

	For nine months ended September 30,
	2005	2004
Members’ Capital—Beginning of Year	$4,269,511	$2,957,794
Capital Account Adjustment	(15,667)	—
Net Income for the Year	4,340,715	4,030,291
Capital Account Distributions	(3,227,062)	(2,449,779)
Members’ Capital—End of Year	$5,367,497	$4,538,306

See notes to financial statements.

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MACHINING TECHNOLOGY GROUP, LLC

Unaudited Statements of Cash Flows

	For the Nine Months Ended September 30,
	2005	2004
Cash flows from operating activities:
Net Income	$4,340,715	$4,030,291
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization of equipment	573,019	315,357
(Increase) in accounts receivable	(1,440,271)	(99,672)
Decrease (increase) in inventory	72,665	(58,796)
Decrease in prepaid expenses	118,861	52,842
Increase (decrease) in accounts payable	165,444	(170,588)
Increase in other payables	344,037	59,298
Increase in accrued vacation & payroll	127,173	108,086
(Decrease) in accrued profit sharing contribution	(84,794)	(120,000)
Increase (decrease) in accrued taxes	4,773	(3,033)
Increase in deferred tax liability	22,983	50,911
(Increase) in deferred tax asset	(12,193)	(55,919)
Minority interest	58,982	—
Net cash provided by operating activities	4,291,394	4,108,777

Cash flows from investing activities:
Capital expenditures	(2,359,720)	(523,181)
Sale of equipment	30,780	—
Net cash used in investing activities	(2,328,940)	(523,181)

Cash flows from financing activities:
Advances from line of credit	700,000	50,000
Proceeds from long-term debt	297,860	—
Principal payments on long-term debt	(1,064,304)	(185,026)
Distributions of member capital	(3,227,063)	(2,449,780)
Contributions of member capital	927,063	—
Net cash used in financing activities	(2,366,444)	(2,584,806)
Net Increase (Decrease) in Cash	(403,990)	1,000,790
Cash at beginning of period	819,013	2,212
Cash at beginning of period—Minority Interest	12,056	—
Cash at end of period	$427,079	$1,003,002

See notes to financial statements.

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MACHINING TECHNOLOGY GROUP, LLC

Notes to Unaudited Financial Statements

As of September 30, 2005

1.  Summary of significant accounting policies

Principles of Consolidation

The financial statement of Machining Technology Group, LLC (“MTG”) and GT Management, LLC are combined for September 30, 2005. All significant intercompany accounts and transactions have been eliminated in the combination.

Variable Interest Entities

Financial Accounting Standards Board Interpretation No 46 (FIN 46) (Revised December 2003), Consolidation of Variable Interest Entities, requires that if an enterprise is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the consolidated financial statements of the enterprise. MTG leases its building and land from GT Management, LLC. MTG believes it is the primary beneficiary and that the lessor is a variable interest entity. Under FIN 46, the lessor is required to be consolidated in the MTG’s balance sheet as of January 1, 2005. The building and land will be recorded as an asset and the related debt will be recorded as a liability in the MTG’s balance sheet. The impact on MTG’s future statement of operations will be increased depreciation and interest expense, which will be partially offset by decreased rent expense. The members’ capital of GT Management, LLC is reflected on the MTG’s balance sheet as a minority interest. The cost of the buildings and associated land at January 1, 2005 was $678,556 and the related debt was $160,755. As of the balance sheet date of September 30, 2005, the cost of the buildings, land, and expansions was $1,652,226 and related debt was $124,682. Accumulated depreciation was $57,037 and $33,965 at September 30, 2005 and December 31, 2004 respectively.

Nature of Operations

MTG, located in Arlington, Tennessee, was established in 1998. MTG manufactures surgical tools and implants used in the medical industry which are sold to customers located in the United States.

Term

This limited liability company shall dissolve and its affairs wound up in accordance with the Act and the MTG Agreement on December 31, 2025, unless the term shall be extended by Amendment to the MTG Agreement and the Articles of Organization.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

The MTG records revenue in compliance with SAB 104, which requires that the following criteria are met: (a) persuasive evidence of an arrangement exists, (b)  delivery has occurred or services have been rendered, (c)  the price from the buyer is fixed or determinable, and (d)  collectibility is probable. MTG records revenue based on written arrangements or purchase orders with customers, and upon transfer of title of the product or rendering of the service.

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Amounts billed for shipping and handling fees are classified as sales in the income statement. Costs incurred for shipping and handling are classified as cost of sales.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in bank.

Inventories

Inventories are stated at lower of cost or market (on first in, first out basis) and include the cost of materials, finished goods, and work in progress. Interim statements are valued at an average hourly rate of work-in-process hours based on historical rates at September 30, 2005.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures which significantly increase value or extend useful lives are capitalized and replaced properties are retired. Depreciation is calculated principally by the use of the straight-line method over the estimated useful lives of depreciable assets. Accelerated methods are used for tax purposes. Amortization of leasehold improvements is calculated by use of the straight-line method over the estimated useful life. Plant equipment and machinery are depreciated over an estimated useful life of 5 to 10 years. Leasehold improvements are depreciated over an estimated useful life of 5 to 40 years, computers and software over an estimated useful life of 3 to 5 years, vehicles over an estimated useful life of 3 years, and office furniture and fixtures over an estimated useful life of 7 years.

Income Taxes

The accompanying financial statements do not include a provision or liability for federal income taxes because MTG is taxed as a partnership and the members are taxed individually on their share of company earnings.

Deferred tax liabilities were the result of a book and state tax depreciation difference and a change in certain accrued expenses. Deferred tax assets were the result of state tax credits. The availability of these credits upon transfer of company ownership is not known.

Tennessee Industrial Machinery Tax Credits and Jobs Tax Credits resulted in a reduction of state taxes in the amount of $29,934 for 2004 and $5,431 for the nine months ended September 30, 2005. Amounts reported on the financial statements are net of these credits. Below is a schedule of tax credits available for carryover.

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Due to the current tax laws for limited liability companies in Tennessee there is some doubt as to whether MTG will incur the deferred excise tax liability of $103,196 recorded on the balance sheet. If not for the pending sale of MTG, this liability would not be recorded.

	Jobs Tax Credit	Industrial Machinery Credit
Beginning balance	$60,017	$—
2004 credit increases	26,000	17,188
2004 benefit	(15,284)	(14,650)
Carryover to 2005	$70,733	$2,538
1/1/05 thru 9/30/05 credit increases	—	8,860
Current period benefit	(5,431)	—
	$65,302	$11,398

Of the $65,302 of Jobs Tax Credits, $39,302 will expire in December 2017 and $26,000 will expire in December 2019. Regarding the Industrial Machinery Tax Credit, $2,538 will expire in December 2019 and the balance of $8,860 will expire in December 2020.

Compensated absences

MTG has accrued a liability for compensated absences. Employees of MTG are entitled to paid vacation and paid sick days depending on length of service. MTG’s policy is to recognize the cost of compensated absences at the end of each period.

Accounts Receivable

Based on historical collections, MTG does not believe an allowance for doubtful accounts is necessary.

Fair Value of Financial Instruments

The fair value of MTG’s financial instruments, comprised of cash, accounts receivable, accounts and notes payable, approximates recorded value.

2.  Related party transactions

MTG leases its facilities from a related company, GT Management, LLC. There is no lease agreement but rents are paid monthly.

3.  Profit sharing plan

MTG has an established salary deferral plan (401k) and profit sharing plan. The profit sharing plan contribution is made at the discretion of management.

4.  Capital Leases

MTG leases certain machinery and equipment under agreements that are classified as capital leases. The cost of equipment under capital leases is included in the Balance Sheet as property, plant,

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and equipment and was $178,500 at December 31, 2004 and $501,000 at September 30, 2005. Accumulated amortization of the leased equipment at December 31, 2004 was $98,787 and $386,758 at September 30, 2005.

The future minimum lease payments required under the capital leases as of September 30, 2005, are as follows:

For the twelve months ending September 30,	Amount
2006	$65,265
2007	—
Thereafter	—
$65,265

The two remaining capital leases will be paid in full in August 2006, therefore the total minimum lease payments are all current obligations and any reduction to reduce net minimum lease payments to present value would not be material.

5.  Major customers and concentrations of credit risk

Financial instruments that potentially subject MTG to concentrations of credit risk consist primarily of accounts receivable. A significant portion of MTG’s customer base is comprised of companies within the medical industry. MTG does not require collateral from its customers. Five major customers accounted for 36%, 22%, 15%, 11% and 10% of accounts receivable net of customer deposits for the year ended December 31, 2004. Two major customers accounted for 76% and 11% of accounts receivable, net of customer deposits, for the period ended September 30, 2005. The loss of any one of these customers would most likely have a negative impact on MTG’s results of operations.

MTG maintains its cash in bank in excess of the federally insured limits at times throughout the year.

6.  Inventories

Inventories of MTG consisted of the following at:

	December 30, 2004	September 30, 2005
Raw materials	$67,615	$103,593
Work in process	350,466	167,873
Finished goods	57,052	131,002
Total inventory	$475,133	$402,468

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7.  Short-term and long-term debt obligations

Long-term debt at December 31, 2004 and September 30, 2005 consisted of the following:

	December 31, 2004	September 30, 2005
Note payable to bank in monthly installments of $4,704, including interest at 6%, due in December 2006, secured by machinery	$106,044	$67,829
Note payable to bank in monthly installments of $11,120, including interest at 5.95%, due in January 2010, secured by machinery	573,228	507,577
Note payable to bank in monthly installments of $7,421, including interest at 5.6%, due in October 2009, secured by machinery	370,195	323,869
Note payable to bank in monthly installments of $774, non-interest bearing, due in May 2008, secured by vehicle	31,718	—
Note payable to bank in monthly installments of $3,815, including interest at 4.5%, due in August 2007, secured by machinery	298,197	273,916
Note payable to bank in monthly installments of $6,786, including interest at 4.45%, due in June 2007, secured by machinery	191,898	136,409
Note payable to bank in monthly installments of $4,692, including interest at 7.4%, due in March 2008, secured by real estate	—	124,682
Note payable to bank in monthly installments of $4,964, non interest bearing, due in May 2010, secured by machinery	—	278,003
Note payable to bank in monthly installments of $3,340, including interest at 12.78%, due in August 2006, secured by machinery	—	37,433
Note payable to bank in monthly installments of $3,128, including interest at 2.79%, due in May 2006, secured by machinery	—	27,832
Total debt	1,571,280	1,777,550
Less: current portion	(329,789)	(517,304)
Long-term debt, less current portion	$1,241,491	$1,260,246

Future maturities of long term debt are as follows as of September 30, 2005:

2006	$517,304
2007	610,281
2008	288,564
2009	272,428
2010	88,973
Thereafter	—
$1,777,550

8.  Line of credit

MTG has a demand bank line of credit totaling $400,000 at December 31, 2004 and $750,000 at September 30, 2005, including letters of credit, under which MTG may borrow on an unsecured basis at the bank’s prime rate. There were no amounts outstanding under this line of credit at December 31, 2004 and September 30, 2005.

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9.  Subsequent Events

Effective October 6, 2005 MTG and the variable interest entity were sold to Accellent Corp.

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Accellent Inc. Stockholders Approve Merger

with an Affiliate of KKR and the Accellent Inc. Management Bonus Plan

At a special meeting of its stockholders held on October 31, 2005 in Denver, Colorado, the stockholders of Accellent Inc. approved the merger of an affiliate of Kohlberg Kravis Roberts & Co. L.P. (KKR) with and into Accellent. The closing of the transaction is expected to be completed before the end of 2005, and is subject to customary closing conditions, including the obtaining of certain regulatory approvals.

Also at the special meeting of stockholders held on October 31, 2005, the stockholders of Accellent Inc. approved the Accellent Inc. Management Bonus Plan (the “Plan”). On October 7, 2005, Accellent Inc.’s Board of Directors adopted the Plan, effective upon stockholder approval. The Plan applies to employees of Accellent Inc. and its affiliate that are either identified in the Plan or determined by Accellent Inc.’s Board of Directors to be eligible to receive a bonus payment pursuant to the Plan. The Plan provides that for services rendered in connection with consummation of the merger of Accellent Inc. pursuant to the terms of the Agreement and Plan of the Merger, dated October 7, 2005, between Accellent Inc. and Accellent Acquisition Corp. (the “Change in Control”), certain cash bonuses (less applicable taxes) will be paid to the employees listed on a schedule to the Plan upon the consummation of the Change in Control. In addition, cash bonuses (less applicable taxes) will be paid to certain other employees of Accellent Inc., as determined by the Board of Directors of Accellent Inc., in its sole discretion, for services rendered in connection with the Change in Control, upon the consummation of the Change in Control.

29